Delivering Scale. Unlocking Value.

2025

ANNUAL
REPORT

TRXGOLD

NYSE American: TRX
Toronto Stock Exchange: TRX
www.trxgold.com

TRX Gold - Delivering on Scale



TRX Gold is a high-margin gold producer with a proven track record of disciplined execution and an expanding production profile.

Our flagship Buckreef Gold Project in Tanzania is a steady-state, cash-generating operation that has delivered three successful mill expansions in as many years.

We are leveraging positive cash flow to fund the next phase of growth while advancing high-impact exploration at one of East Africa's most prospective gold districts.

Operational Execution Driving Commercial Scale

TRX Gold has evolved from developer to high-margin producer. Our flagship Buckreef Gold Project in Tanzania completed its first full year at 2,000 tpd capacity in fiscal 2025, delivering record fourth-quarter performance of 6,404 ounces at a 54% gross margin. This validates the robust expansion roadmap outlined in our May 2025 Preliminary Economic Assessment (PEA): 62,000 oz average annual production over 17.6 years, with Pre-Tax NPV_5% of $2.6 billion at $5,000/oz gold.

District-Scale Discovery Potential

Beyond immediate production, 2025 revealed the true district-scale potential of the Buckreef property. The high-grade Stamford Bridge Zone yielded the best drill intercept in company history (37m @ 6.86 g/t Au), suggesting a vast, integrated mineralized system linking the Main Zone with the Eastern Porphyry and Anfield targets. This geological breakthrough fundamentally changes the scope of our resource potential, offering a blue sky opportunity to significantly extend mine life and economic value beyond the PEA.

Tanzania Supports Gold Mining

Our new Gold Sale Service Agreement with the Bank of Tanzania provides a reduced royalty rate of 4.35% on domestic sales (vs. 7.35% export rate), directly supporting the nation's economic beneficiation goals. Combined with our 100% Tanzanian workforce, local supply chains, and renewable grid power access, this partnership de-risks operations and cements Buckreef as a cornerstone of Tanzania's mining sector.

A Self-Funding Growth Engine

Fiscal 2025 generated record Adjusted EBITDA of $22.0M (44% increase) and $16.3M operating cash flow. We ended the year debt-free with $7.8M cash and positive working capital. By reinvesting $15.6M into plant upgrades, fleet expansion, and exploration, we're advancing toward 3,000+ tpd capacity without shareholder dilution.

In Good Hands

Behind our assets lies our greatest strength: a proven leadership team with the technical depth and governance rigour to execute. Led by CEO Stephen Mullowney and new COO Richard Boffey, our team has delivered three consecutive mill expansions on time and on budget, supported by an 80% independent Board. At TRX, we operate with the efficiency of a major producer but the agility of a lean developer. This human capital advantage ensures that our ambitious technical plans are matched by disciplined operational reality.



Table of Contents

Message From The Chairman

Figure 1: Process plant at the Buckreef Gold Company



DEAR VALUED SHAREHOLDERS,

Operational focus and excellence is setting us up for next stage of growth to double production in a favourable gold price environment. Only a few years ago, we were focused on proving that Buckreef could be a stable, cash-generating mine. Today, Buckreef Gold is well capitalized to drive more production and realize its exploration potential.

During fiscal 2025, the talented team at Buckreef showed what our fully expanded 2,000 tonnes per day processing plant can do. The plant operated steadily through the year, and strategic mine planning enabled us to access high-grade ore in the second half of the year. The impact of this work became clear in the fourth quarter, when Buckreef poured 6,404 ounces of gold at a 54% gross margin and delivered exceptional financial outcomes for the Company. These outcomes reinforce our conviction that Buckreef is not only a strong asset today, but a platform for long-term growth.

Your Board continues to remain focused on capital allocation discipline and long-term value creation. The Company has invested strategically replacing and updating legacy operations through plant expansions, owner operated fleet, supporting infrastructure and expanding workforce, all without raising any equity.

That capital prudence is visible in the fact that we now have operating cash flow, a strong working capital position, undrawn credit lines and a significant run-of-mine stockpile to support the next leg of growth, outlined in our May 2025 Preliminary Economic Assessment.

A defining milestone in 2025 was the deepening of our partnership with the United Republic of Tanzania. The Gold Sale Service Agreement with the Bank of Tanzania, under which approximately 20% of Buckreef's production will be sold domestically at a reduced royalty rate, reflects mutual confidence built over many years and aligns TRX Gold directly with the country's economic goals.

As a Board, we view this agreement as a strong endorsement of Buckreef's role in Tanzania's mining sector and as an important contributor to project economics.

The Stamford Bridge Zone, located 250 metres east of the Main Zone, yielded our best drill results in company history. Early indications suggest this discovery may link Buckreef Main with the Eastern Porphyry and Anfield zones, pointing to a project with longer mine life and larger scale than historically modelled.

During 2025, we welcomed John McVey as an independent director, bringing decades of engineering and underground mining expertise that will be important to our next stage of growth. The Board remains majority independent and fully engaged on strategy, risk, and capital allocation. We finished the year debt-free, with positive working capital and zero lost-time injuries. These are outcomes that reflect the quality of our workforce, our partners at STAMICO, and the leadership team in Tanzania and Canada.

Buckreef Gold is now a proven, cash-generating operation with a supportive host government and a clear path forward. Our task as your Board is to ensure that growth is pursued with financial discipline, technical rigour, and alignment with shareholder interests. On behalf of the Board of Directors, I would like to thank our employees and contractors for their dedication, our partners in government and communities for their partnership, and you, our shareholders, for your continued trust and support.



SHUBO RAKHIT
Chairman

———

Yours sincerely,

Shubo Rakhit
Chairman
TRX Gold Corporation

Message From The CEO

DEAR SHAREHOLDERS,

Figure 2: Haul truck working at Buckreef Mine.



Fiscal 2025 was the year in which TRX Gold truly demonstrated what Buckreef Gold can deliver as a steady-state operation. Over the past three years, we have built a foundation for growth by expanding the processing plant, strengthening our team and advancing exploration. This year, that foundation translated into record financial performance and a clear line of sight to the next phase of development.

Operationally, the year unfolded in two deliberate phases. The first half focused on a waste stripping campaign to open higher-grade ore blocks in the Main Zone. The second half, and particularly in the fourth quarter, delivered the payoff. 6,404 ounces poured and 6,977 ounces sold at an average realised price of $3,363/oz.

Revenue increased 40% to $57.6M, Adjusted EBITDA grew 44% to $22.0M, and we generated $16.3M in operating cash flow. We reinvested $15.6M into growth while ending the year with $7.8M cash, positive working capital, and zero debt.

We're now looking beyond current operations. Our May 2025 Preliminary Economic Assessment outlines a path to 62,000 oz annual production over 17.6 years, with a Pre-Tax $NPV_5\%$ of $1.9 to $2.6 billion at $4,000 to $5,000oz gold respectively. We're already optimising that plan, advancing engineering for a 3,000 tpd sulphide circuit alongside a 1,000 tpd oxide circuit.

Meanwhile, the appointment of Richard Boffey as COO adds the technical depth needed to execute this expansion and plan the eventual transition to underground mining. At the Board level, John McVey's complementary expertise in underground development and large-scale project execution strengthens our capacity to deliver.

Exploration also delivered a breakthrough this year. The Stamford Bridge Zone, located 250 metres east of the Main Zone, returned our best drill results ever on a gram-metre basis. Combined with earlier success at Eastern Porphyry and Anfield, these results support our belief that Buckreef sits within a district-scale mineralised system with substantial room to grow. We intend to drill this corridor aggressively in 2026.

None of this progress would be possible without our committed workforce and supportive host communities. Buckreef continues to operate with a fully local workforce, supported by local suppliers and skilled professionals in our Dar es Salaam and Toronto offices.

Fiscal 2025 proved the foundation is solid. Fiscal 2026 is about scaling up and aiming for increased gold production. We have a robust stockpile, a higher-grade pit, and a clear roadmap for expansion. Throughout, we'll remain guided by the same principles that have brought us this far: disciplined execution, prudent use of capital, respect for our host communities and partners, and an unwavering focus on creating long-term value.

On behalf of the entire team, thank you for your continued confidence as we build TRX Gold.

———————

Yours sincerely,

Stephen Mullowney

Stephen Mullowney
Chief Executive Officer
TRX Gold Corporation



STEPHEN MULLOWNEY
Chief Executive Officer

Figure 3: Crushing and conveyor circuit at the mine



Fiscal 2025 demonstrated the cash-generating capability of the Buckreef Gold Project at full operating capacity. Record financial results, driven by operational leverage and a strong gold price environment, validate our self-sustaining growth model.

2025 Financial and Operational Success

Realizing the Value of Expanded Operations

Fiscal 2025 was a year of two distinct halves. During the first half, we planned and undertook an intensive stripping campaign to prepare the next phases of our open pit mining.

This strategic investment opened access to higher-grade ore blocks in the Main Zone. The investment paid off in the second half of the year, particularly in the fourth quarter, when we began processing this higher-grade material.

This operational sequence, combined with a strong gold price environment, higher throughput capacity and plant optimization drove exceptional financial results, including record revenue of $57.6 million (a 40% increase year-over-year) and record Adjusted EBITDA of $22.0 million (44% increase). Our working capital position turned positive, and we ended the year with a strong balance sheet, including a cash position of $7.8 million and zero debt.

The fourth quarter demonstrates the cash-generating capability and operational leverage of Buckreef's 2,000 tpd mill expansion when operating at full capacity with optimized feed grades, delivering a record 6,404 ounces poured at a 54% gross profit margin. This performance highlights the significant operating leverage we have built into the business.



Adjusted EBITDA ↑ 44% to $22.0M

Revenue ↑ 40% to $57.6M

Working Capital Positive $5.7M

$15.6M Reinvested (100% organic funding)

Zero Debt Maintained

Q4 Gold Pour Record: 6,404 oz at 54% margin

Figure 4: Fiscal 2025 Financial Highlights

Metric	FY 2025
Cash Cost per Ounce[1]	$1,530/oz
Revenue	$57.6M
Adjusted EBITDA[2]	$22.0M
Gross Profit Margin	41.60%
Total Debt	$0
Cash Position	$7.8M

Figure 5: Fiscal 2025 Operational Highlights

Metric	FY 2025
Gold Produced	18,935 oz
Gold Sold	19,213 oz
Average Mill Throughput	1,483 tpd
Average Head Grade	1.53 g/t
Gold Recovery Rate	71%
Total Ore Mined	615 kt







$3,033/oz
Avg Realized Price[3]






$15.3M
Record EBITDA

$57.6M
Record Revenue






2025: Record Cash Flow to Fund Expansion and Exploration

Figure 6: Multiplier on Net Equity Cash Raised (Q1 2021 – Q4 2025)

Net amount raised	29,136
Less: Difference in Cash Balance	5,098
Net Equity Cash Raised	24,038
Capital Investment	66,779
Net Working Capital Increase	(2,616)
Net Investment in Assets	64,163

Multiplier on Net Equity Cash   **2.7x**   TOTAL EFFICIENCY

Figure 7: Drill rigs preparing blast holes at Buckreef



1   Cash cost per ounce of gold sold is a non-IFRS measure. See "Non-IFRS Performance Measures" section of MD&A in Appendix.

2   Adjusted EBITDA is a non-IFRS measure. See "Non-IFRS Performance Measures" section of MD&A in Appendix.

3   Average realized price (net) reflects revenue per ounce sold, net of prepaid gold sales.


Figure 8: Ore moves along the conveyor belt toward the processing plant.

Figure 9: General and Administrative Expenses (Excluding Non-Cash Items) (US$ '000s)



Adjusted EBITDA and CFO

Figure 10: Adjusted EBITDA and Cash Flow from Operations (FY22–FY25)



Production & Sales

Figure 11: Production & Sales (FY22–FY25)



Figure 12: Sunset over the processing plant at Buckreef



A Self-Sustaining Growth Model

Figure 13: Mining equipment in operation at the Buckreef open-pit



Our near-term business strategy to use cash flow from our existing operations to fund the next phase of growth is simple and effective. This self-sustaining model allows us to expand our production profile and advance high-impact exploration without relying on dilutive equity financings.

In fiscal 2025, we generated $16.3 million in operating cash flow. This capital was reinvested into critical growth projects, including procurement of long-lead items for the planned 3,000+ tpd sulphide plant expansion, continued exploration of the promising Stamford Bridge Shear Zone and infrastructure upgrades to support increased throughput and operational efficiency.

By turning revenue into tangible assets and resource growth, we are compounding value for shareholders while systematically de-risking the project's future. This fiscal discipline is the engine that is driving TRX Gold forward.

In fiscal 2026, capital expenditures will focus on plant upgrade and expansion efforts to increase throughput and recoveries, and construction of significantly expanded tailings storage facility, upgraded camp accommodation, and procurement of heavy (and mobile) equipment and dewatering pumps. This is all expected to support our longer-term plan to expand the plant to 3,000+ tpd, as outlined in the PEA.



Maintaining Financial Flexibility

To complement cash flow from operations, we have established additional sources of liquidity that provide low-cost, flexible capital to support our growth plan:

- **Stanbic Bank Credit Facility:** In February 2025, Buckreef Gold entered into its first commercial credit agreement with Stanbic Bank Tanzania Limited, comprising a $4 million overdraft and revolving credit facility and a $5 million vehicle and asset financing facility. These facilities can be drawn at the Company's discretion to support working capital and equipment purchases and were fully undrawn as at August 31, 2025.

- **Auramet International Gold Prepayment Facility:** Buckreef Gold also entered into an unsecured gold prepayment facility with Auramet International Inc., under which Buckreef may, at its discretion, pre-sell up to 1,500 ounces of gold on a revolving 21-day basis. At prevailing gold prices, the facility provides access to approximately US$7.5 million of short-term liquidity to help manage working capital and accelerate growth initiatives.

- **U.S. At-The-Market (ATM) Equity Program[4]:** In February 2025, TRX Gold renewed its U.S. At The Market Offering Agreement with H.C. Wainwright & Co., LLC, as lead agent, and Roth Capital Partners, LLC, as co-agent. The renewed ATM program allows the Company to issue up to US$25 million of common shares into the U.S. market from time to time. The ATM is intended as an opportunistic, low-cost source of supplemental growth capital that will be deployed prudently in response to market conditions. As at August 31, 2025, no common shares had been issued under the renewed ATM program.



These facilities provide ~$41.5M of total liquidity cushion, representing flexibility to manage working capital fluctuations and accelerate growth initiatives, while TRX Gold's operating cash flow remains the primary funding source for growth capex.

This disciplined balance sheet is a competitive advantage for us as a junior producer and we believe signals financial discipline.

[4] The February 2025 At The Market Offering Agreement replaces a prior US$10 million ATM facility and a US$10 million equity purchase agreement with Lincoln Park Capital, both of which expired in January 2025 without being used.

> In fiscal 2025, TRX Gold continued its track record of disciplined execution at Buckreef Gold. It was the first full year of operations at the expanded 2,000 tonnes per day processing plant, a year in which we completed a major stripping campaign, filed a robust NI 43-101 Preliminary Economic Assessment ("PEA") for the next phase of growth, and advanced the newly discovered Stamford Bridge Zone. Taken together, these milestones strengthened Buckreef's near-term cash generation and laid the groundwork for a larger, longer-life operation.

2025 Operational Milestones

First Full Year of Steady-State 2,000 Tpd Mill Operations

Fiscal 2025 was the first full year in which Buckreef operated the expanded 2,000 tpd processing plant, substantially funded from positive operating cash flow (with limited use of short-term credit facilities that have since been repaid). The expansion marks our third successful mill expansion in three years (from 500 tpd in 2021, to 1,000 tpd in 2023, to 2,000 tpd in 2025), each delivered on schedule and within budget.

Following final commissioning in early Q1 2025, the plant averaged 1,483 tonnes per day over the year, a 52% increase compared to 973 tpd in fiscal 2024. This higher throughput, combined with strong plant availability of approximately 89% for the year, materially improved operating leverage.

Despite processing a higher proportion of fresh sulphide ore, the expanded plant delivered a significant reduction in processing cost per tonne, from $20.07/tonne in FY2024 to $14.90/tonne in FY2025. These economies of scale were a key driver of the record revenue of $57.6 million and Adjusted EBITDA of $22.0 million achieved in 2025.

The 2,000 tpd plant also provided the platform from which we are initiating a broader upgrade and expansion program. In Q4 2025, we began committing capital to a pre-leach thickener, upgraded elution and ADR facilities, enhanced air and oxygen systems, and crushing circuit improvements, all designed to improve recoveries and transition the plant toward a larger configuration.



Figure 14: Pre-Leach Thickener Foundation Civils in progress



Undertook Major Stripping Campaign

During the first half of fiscal 2025, Buckreef executed a planned, intensive waste stripping campaign at the north and south ends of the Stage 1 pit. This campaign temporarily increased the strip ratio to 8.0:1 in H1 2025, compared with 4.9:1 in the prior year period, and contributed to a full-year strip ratio of 6.8:1 (broadly in line with FY2024).

The strategic objective was to open up higher-grade ore blocks for the second half of the year and beyond. The stripping campaign temporarily depressed production in Q1 and Q2 as we mined a higher proportion of waste.

However, this investment unlocked ore blocks with grades significantly above the reserve average. Once the stripping was substantially complete, the mine sequence began to access these ore blocks, leading to a record Q4 2025 pour of 6,404 ounces of gold, an average head grade in Q4 rising to 1.95 g/t (vs 1.66 g/t in Q4 2024), and a steady increase in daily production, from ~30 oz/day in Q2 2025 to ~75 oz/day as Q4 progressed.

By year-end, the ROM stockpile contained approximately 15,162 ounces of gold, and subsequent to year-end it grew further to an estimated 21,565 ounces as higher-grade ore blocks continued to be mined. This stockpile provides operational flexibility and helps de-risk near-term throughput targets for fiscal 2026.

Figure 15: Process Flowsheet for the Upgraded and Expanded Plant


CRUSHING CIRCUIT
JAW CRUSHER
CRUSHED ORE STOCKPILE
SABM CIRCUIT
SAG MILL
BALL MILL
NEW FLOTATION & FINE GRIND CIRCUIT
FLOTATION CELL
FINE GRIND MILL
FINE GROUND CONCENTRATE THICKENER
FLOTATION TAILS PRE LEACH THICKENER
LEACH CIRCUIT
INTENSIVE LEACH AND OXIDATION
ADR CIRCUIT
REGEN KILN
ACID WASH & ELUTION
CARBON STORAGE
CARBON
CIL LEACH TANKS
ELECTROWINNING
FURNACE
GOLD DORE
TAILINGS CIRCUIT
PASTE PLANT 2027 - 2028
TAILINGS PASTE THICKENER
CEMENT
PUMP
UNDERGROUND BACKFILL
TAILINGS STORAGE FACILITY

Figure 16: Process plant at Buckreef



Deployed Owner-Operated Mining Fleet

During fiscal 2025, Buckreef completed the commissioning and deployment of its owner-operated mining fleet, consisting of 15 pieces of heavy equipment (six excavators, one dozer, one motor grader, one backhoe, one compactor and three loaders) and eight haul trucks.

The fleet arrived and was fully commissioned during Q1 2025, supplementing and, where appropriate, substituting contractor equipment.

Over the twelve months ended August 31, 2025, the owner-operated fleet mined 1,110 thousand tonnes of ore, waste and topsoil, including waste around historical voids in the Main Zone that began to provide access to higher-grade ore for Q4 2025.

The fleet achieved meaningful cost savings versus contractor or rental equipment rates for site development, river training, TSF 2.2 Phase II, roadway maintenance and plant feed operations.

As the owner-operated fleet is further integrated alongside the contractor fleet in fiscal 2026, we expect additional efficiencies and lower average mining costs per tonne.



$1.9 billion
pre-tax NPV$_5$% under $4,000/oz scenario

The PEA presents a pre-tax NPV$_5$% of $701 million under a conservative scenario aligned with current market consensus, and $1.9 billion under an upside scenario of $4,000/oz gold, with a further illustrative upside case of approximately $2.6 billion at $5,000/oz gold. Life-of-mine cash costs are estimated at approximately $1,024/oz and all-in sustaining costs of approximately $1,206/oz.

This PEA, though preliminary in nature, provides a clear roadmap for a larger Buckreef operation and demonstrates an expansion case that can be funded from internally generated cash flow rather than upfront external project financing.

Building on the PEA, the Company has already begun executing on a larger processing configuration than originally contemplated. The current plan is to integrate a 3,000 tpd sulphide circuit and a 1,000 tpd circuit for tailings retreatment, lower-grade stockpiles and additional ores, with a total processing capacity expected to deliver average annual production in excess of the 62,000 ounces per year outlined in the PEA.

Figure 17: Process plant tanks



Delivered A Robust Preliminary Economic Assessment (PEA)

In May 2025, we filed a new NI 43-101 Preliminary Economic Assessment (PEA) and Updated Mineral Resource Estimate for the Buckreef Gold Project[5].

The study outlined an average annual recovered gold production of approximately 62,000 ounces over a 17.6-year mine life, including a transition to underground mining.

[5] The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the PEA results will be realized. The production decision to proceed with expansion is not based on a feasibility study of mineral reserves demonstrating economic and technical viability.

Figure 18: Mining operations at Buckreef Open Pit



Completed Metallurgical Variability Study

In Q1 fiscal 2025, TRX Gold announced completion of a comprehensive metallurgical variability study at Buckreef, the results of which are consistent with operations, with composites tested showing recoveries between 80% and 87% at a grind size of 80% passing 75 μm, broadly in line with plant performance. Study results also confirm excellent gold recovery rates for the processing of sulphide ore. The study, which followed earlier bulk sample work, demonstrated recovery potential of up to 92.5% with finer grinding (grind size improved from 80% passing 53 μm to 80% passing 5 μm).

Results demonstrate that a finer grind size enables higher recovery rates. These findings underpin the flowsheet optimization and plant upgrade program now in progress. In FY2025, TRX engaged external metallurgical and comminution specialists and initiated engineering for pre-leach thickening, flotation and a Semi-Autogenous Grinding (SAG) circuit, with the objective of boosting recovery rates by approximately 10% over the next 12–18 months. In 2026, TRX will focus on metallurgical testwork programs as part of flowsheet optimization and future expanded flowsheet development.

Established Domestic Gold Sales

An important milestone in 2025 was the signing of a Gold Sale Service Agreement with the Bank of Tanzania (BoT). Under this agreement, Buckreef commits to set aside a minimum of 20% of its local gold production for domestic sale through the BoT and local refineries, in line with Section 59 of the Tanzanian Mining Act. In return, the Company receives a reduced royalty rate of 4.35% on domestic sales, compared to 7.35% on export sales.

This strategic milestone provides a direct economic benefit to TRX Gold, while demonstrating our commitment to being a partner, not just a short-term operator. During Q3 2025, the Company set aside 646 ounces of production for this purpose, which were sold to the BoT at market prices in Q4 2025.

We believe this new agreement demonstrates TRX Gold's long-term commitment to Tanzania and aligns Buckreef more strongly with the country's priorities around local content, value addition and foreign exchange reserves.

Implemented Growth-Ready Tailings Storage Solutions

In Q4 2025, Buckreef Gold successfully completed Phase II construction of TSF 2.2, providing sufficient tailings storage capacity to support current operations and the planned production ramp-up through at least Q3 2026. In parallel, the Company advanced detailed engineering for TSF 3.0, a larger, long-term storage facility expected to enter construction in fiscal 2026.

These investments ensure that tailings capacity does not become a bottleneck for increased throughput and underpin the processing plant expansion and mine-life extension contemplated in the PEA and the broader growth plan.

Buckreef maintains a zero-incident tailings safety record. Our active facilities undergo daily surveillance, regular third-party technical reviews, and we maintain an Emergency Preparedness and Response Plan.

Responsibility for TSF oversight resides with the General Manager, with quarterly Board-level reporting on dam safety inspections, monitoring data, and capital project progress.

Figure 19: Aerial view of the tailings facilities at Buckreef operations.



Advanced the Stamford Bridge Zone

Fiscal 2025 was the year the Stamford Bridge Zone moved from a new idea to a high-priority growth opportunity. In Q1 2025, TRX Gold announced its two best drill results ever on a gram-meter (gtm) basis: 37.0 m @ 6.86 g/t Au (253.82 gtm) from 130 m (BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m (BMDD310). These intercepts, 200–250 m east of the Buckreef Main Zone, are located along the Stamford Bridge shear zone, which exhibits geological and mineralization characteristics similar to the Main Zone. Additional drilling in Q2 2025 (holes BMDD319–321) further confirmed gold mineralization and continuity along roughly 150 m of strike.

Located approximately 250 metres east of the Main Zone, the Stamford Bridge Zone is now interpreted as a potential 1-kilometre mineralized "bridge" linking Buckreef Main to the Eastern Porphyry and ultimately the Anfield zone. This discovery supports the thesis that Buckreef is part of a broader, interconnected corridor rather than a single isolated deposit. This area is expected to be a major focus of exploration drilling in fiscal 2026.

Figure 21: Core shed at Buckreef Gold



Figure 20: Buckreef Gold Fiscal 2026 Mine Plan (including Ore Mined to Date above line)



The Buckreef Gold Project





The Foundation

- ***Fully Permitted Special Mining License valid to 2032 and renewable for Life of Mine.***
- ***Strategic Location: Geita District, Lake Victoria Greenstone Belt.***
- ***Scale: 10.8 Million Tonnes Measured & Indicated Resources.***

A Tier-1 Asset in a Mining-Friendly Jurisdiction

The Buckreef Gold Project is located in the Geita District of the Geita Region, south of Lake Victoria, approximately 110 kilometres southwest of the City of Mwanza, Tanzania. It is situated in the heart of the prolific Lake Victoria Greenstone Belt, a world-class gold province that hosts several multi-million ounce deposits operated by tier-1 mining companies.

Our 16km² land package is fully permitted with a Special Mining License (SML) valid until 2032 and renewable for the life of the mine.

Exceptional Infrastructure

Buckreef Gold benefits from exceptional infrastructure that supports low-cost operations and rapid development:

Access: The site is easily accessible via ferry across Smith's Sound, followed by paved national roads and well-maintained regional roads. This connectivity facilitates efficient movement of personnel, equipment, and concentrate.

Power: Operations are connected to the national electricity grid (TANESCO), which is approximately 45% hydroelectric, providing reliable and cleaner energy compared to diesel-reliant operations. Grid power significantly reduces operating costs and carbon footprint.

Water: The project has access to abundant water resources and utilizes a closed-loop water recycling system to minimize environmental impact. Water is drawn from nearby sources and circulated through the processing plant, with minimal fresh water requirements.

Workforce: We are located near established mining communities, allowing us to maintain a 100% Tanzanian workforce with deep local expertise. This eliminates expatriate costs, ensures cultural alignment, and provides meaningful economic benefits to the region.

Geology & Mineralization

The 16km² land package covers a highly prospective geological trend. The project is hosted within the Rwamagaza Greenstone Belt and comprises four main mineralized zones:

Buckreef Main Zone: The primary source of current production, hosting the bulk of our Mineral Resources. It is a shear-hosted gold deposit extending over 2 kilometres in strike length, with mineralization characterized by quartz-carbonate-sulphide veining within altered metasediments and metavolcanics.

Eastern Porphyry: A parallel zone located to the east, hosting porphyry-style mineralization with broad, lower-grade envelopes containing higher-grade shoots controlled by structural intersections.

Anfield Zone: A prospective corridor approximately 500 metres east of the Eastern Porphyry, showing significant exploration potential. Early drilling has intersected parallel mineralized structures that remain open in all directions.

Stamford Bridge Zone: The newly identified high-grade shear zone located approximately 250 metres east of the Main Zone. Early drilling suggests this zone may form a structural and metallogenic link between the Main Zone and Eastern Porphyry.

Figure 22: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt



TRXGOLD
BUCKREEF 2025
Resource Statement1
893k oz Au @ 2.57 g/t Au (M&I)
726k oz Au @ 2.47 g/t Au (Inferred)
Lake Victoria
N
Port City of Mwanza
AngloGoldAshanti
GEITA
Perseus
NYANZAGA
BARRICK
BULYANHULU
TULAWAKA
BARRICK
GOLDEN RIDGE
BARRICK
BUZWAGI
CARACAL GOLD
NYAKAFURU
0
25
50
100
Kilometers
Legend
TRX Gold
Gold Mines
Greenstone



Mineral Resources

Buckreef Gold hosts a substantial resource base that underpins our long-term growth plans. The table below presents the updated Mineral Resource estimate from the Preliminary Economic Assessment dated April 15, 2025, prepared by PE Mining Consultants Inc.

Figure 23: Buckreef Gold Project Mineral Resources (Effective April 15, 2025)*

Area	Measured			Indicated			Inferred			Total (Measured + Indicated)		
	Tonnes MT	Grade g/t	Au Koz	Tonnes MT	Grade g/t	Au Koz	Tonnes MT	Grade g/t	Au Koz	Tonnes MT	Grade g/t	Au Koz
Buckreef Main	2,982.8	2.36	226.4	6,193.9	2.72	542.6	7,549.3	2.37	576.0	9,176.7	2.61	769.0
Buckreef South	23.6	1.68	1.3	35.3	1.95	2.2	53.8	1.70	2.9	58.9	1.84	3.5
Buckreef West	40.3	3.27	4.3	204.7	2.52	16.5	73.9	2.37	5.6	245.0	2.64	20.8
Eastern Porphyry	2.9	6.97	0.6	1,306.4	2.35	98.8	1,198.8	2.44	94.0	1,309.3	2.36	99.4
Stamford Bridge	-	-	-	-	-	-	272.0	5.38	47.0	-	-	-
Total	3,049.6	2.37	233	7,740.3	2.65	660	9,147.8	2.47	726	10,789.9	2.57	893

* Notes:

(1) Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(3) The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(4) Gold price used is $1,900/oz Au.

(5) The pit constrained cut-off grade of 0.42 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, and a royalty of 7.3%. The constraining pit optimization parameters were $3.88/t mining cost and 45-degree pit slopes.

(6) The out-of-pit cut-off grade of 1.31 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $40/tonne underground mining cost, and a royalty of 7.3%. The out-of-pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes. Out–of-Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods.

(7) The Stamford Bridge cut-off grade of 1.20 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $35/tonne underground mining cost, and a royalty of 7.3%. Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods.

(8) For full details, refer to the NI 43-101 Technical Report – Preliminary Economic Assessment, filed on SEDAR+ and with the SEC on May 26, 2025

Figure 24: Buckreef Gold Special Mining License (SML) Coverage





At Buckreef, the gold doesn't stop at the edge of the pit. Our 16km² property covers a highly prospective trend in the Lake Victoria Greenstone Belt, and in fiscal 2025, our exploration team delivered proof that this system is larger and more interconnected than previously understood.

A Significant New Discovery at Stamford Bridge Zone

In the first quarter of fiscal 2025, exploration drilling intersected a new, high-grade shear zone located between the Main Zone and the Eastern Porphyry. This area, previously underexplored, returned the best drill intercepts in the company's history:

- Hole BMDD315: 37.0 metres @ 6.86 g/t Au from 130m depth (253.82 gram-metres)
- Hole BMDD310: 35.5 metres @ 5.48 g/t Au from 64m depth (194.54 gram-metres)
- Hole BMDD319: 21.0 metres @ 8.63 g/t Au from 81m depth (181.23 gram-metres)

These results confirm the presence of a third major mineralized structure that runs parallel to our existing deposits. The zone has been traced over a strike length of approximately 150 metres and remains open in all directions.

Geologically, the Stamford Bridge Zone shares many characteristics with the Main Zone:

- Shear-hosted mineralization with similar structural controls
- High-grade zones within broader mineralized envelopes
- Orientation trending 070° ENE, consistent with regional structural trends
- Proximity to known deposits, located 250m east of the Main Zone and extending toward the Eastern Porphyry

This discovery suggests that the Main Zone, Stamford Bridge, and Eastern Porphyry may be part of a single, interconnected mineral system rather than isolated deposits.

If confirmed, this would vastly increase the exploration potential of the immediate mine area and could support a significantly larger long-term mining operation.



Figure 25: Examining core in the core shed at Buckreef



Figure 26: Buckreef Gold Showing Location of Stamford Bridge Zone and Drill Hole Results

N
BMDD320; 20.50m @ 5.14g/t Au from 125.5m
BMGT001; 11.39m @ 2.8g/t Au from 104m 22m @ 2.36g/t Au from 186.6m, 32.8m @ 1.70g/t Au from 393m.
BMDD321; 5m @ 2.74g/t Au from 157m
BMDD315; 37m @ 6.86g/t Au from 130m Incl. 23m @ 9.31g/t from 139m.
BMDD319;
3m @ 1.21g/t Au from 76m,
21m @ 8.63g/t Au from 81m.
BMDD312;
17.2m @ 3.14g/t Au from 164.6m
BMDD310; 35.5m @ 5.48g/t Au from 64.5m Incl. 13m @8.06g/t from 76m
BMDD309; 2.7m @ 1.65g/t Au from 101.8m
250 m from Buckreef Main Pit
Stamford Bridge
Buckreef Main Pit
Eastern Porphyry Deposit
0
500
Meters
Drilled DD Hole
Planned Drill Holes
Pit Design
Drill Outline
Current Intercept
Previously Reported Intercept
Granite
Porphyry
Mineralised Shear Zone
Gabbroic Dyke
Basalt
Doleritic Basalt

During fiscal 2025, we completed nine diamond drill holes at Stamford Bridge, totaling approximately 1,200 metres. The program focused on:

1. Delineating strike extent: Step-out holes confirmed continuity over 150m of strike
2. Testing depth potential: Mineralization remains open at depth
3. Understanding structural controls: Cross-cutting structures appear to control grade distribution

All drilling was completed from surface, with holes angled to intersect the interpreted shear zone at optimal orientations. Core recovery was excellent (>95%), and assay results were consistent with geological observations.

The fiscal 2026 exploration program will prioritize aggressive step-out drilling to extend the known strike length and test for continuity toward the Eastern Porphyry, infill drilling to upgrade resource classification (i.e. Inferred → Indicated), and a detailed 8-10 line-kilometer ground magnetic survey commenced in October 2025 to map subsurface structures across the entire property.

The goal is to convert the Stamford Bridge discovery into a reportable Mineral Resource by the end of calendar year 2026, which would extend mine life and improve project economics.

Eastern Porphyry & Anfield Zone

Eastern Porphyry: Confirming Continuity

The Eastern Porphyry is a distinct geological domain hosting broad zones of mineralization with lower average grades but significant tonnage potential. Our fiscal 2025 drilling focused on defining its structural controls to target higher-grade shoots within the broader porphyry envelope.

Recent intercepts have confirmed that high-grade shoots exist within the broader porphyry system, similar to the Main Zone. The key insight from fiscal 2025 work is that geological modeling identified cross-cutting structures that appear to control the higher-grade gold distribution.

In fiscal 2026, a dedicated reverse circulation (RC) drilling program will target these structural intersections to define new resource blocks. The Eastern Porphyry remains a priority target given its proximity to existing infrastructure and potential to add low-cost ounces.

Figure 27: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend

Anfield Zone with All Significant Intercept Map
N
North East Extension
Stamford Bridge Zone
BR West
Main Zone
Eastern Porphyry
Southwest Extension
Anfield
Bingwa
Tembo
Legend
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
0 250 500 1,000
Metres
High priority gold zones with exceptional potential, the focus of F2025 drilling.
Newly Discovered Gold Trends
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary

Anfield Zone: A New Growth Corridor

Approximately 500 metres east of the Eastern Porphyry, the Anfield Zone represents our next major frontier and a longer-term growth pipeline. In fiscal 2025, we advanced from trenching to targeted drilling.

Early drill results have intersected parallel mineralized structures that remain open in all directions. The significance of these results is that the geology at Anfield mirrors the Main Zone, suggesting it could host a standalone deposit rather than just satellite mineralization.

The Anfield Zone is a priority target for the upcoming 8-10 line-kilometer ground magnetic survey. This survey will map the subsurface structural architecture and generate new high-priority drill targets for fiscal 2026.



Exploration Blue Sky Potential

Our strategy for the coming year is clear: chase the ounces.

❯ *Stamford Bridge: Aggressive step-out drilling to define the strike length and continuity of the high-grade shoots. Convert discovery to reportable Mineral Resource.*

❯ *Geophysics: Complete the detailed 8-10 line-kilometer ground magnetic survey (commenced October 2025) to map the subsurface structures and generate new targets across the entire 16 km² property.*

❯ *Resource Growth: Convert these discoveries into reportable Mineral Resources to extend mine life and improve project economics.*

Responsible Mining in Action

TRX Gold aspires to high environmental, social and corporate governance standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

We balance the benefits that mining provides to host communities with good stewardship and the safeguarding of people and the environment. Practically, we focus on the aspects that we can control: our footprint, our conduct and our commitment to mutually-beneficial relationships. By holding ourselves to high standards, we are building a resilient business that creates tangible value for stakeholders.

TRX produces public Sustainability Reports each year detailing our annual performance in alignment with the Sustainability Accounting Standards Board Metals & Mining Standard, which can be found on our website.

Our approach to social and environmental responsibility is straightforward: a mine that is safe, compliant, and respectful of its neighbors is a mine that stays in business.

Figure 28: Community engagement meeting with local stakeholders near Buckreef Mine



Environmental Stewardship

Effective environmental risk management supports TRX Gold's ability to deliver consistent performance and protect long-term value. Our Environmental, Sustainability, Health and Safety Policy guides the ongoing management of environmental impacts and ensures operational readiness to prevent, contain, and address any incidents that could harm the environment.

We are developing an environmental management system aligned with ISO 14001 principles to reduce our environmental risks and strengthen performance. Our efforts focus on energy efficiency, improving dust and emissions controls, rehabilitating disturbed land areas, protecting shared local water systems, ensuring safe tailings facility management and waste reduction.

We conduct monthly environmental inspections and internal audits, as well as undergoing an annual third-party Tanzanian government audit of our practices. There were no reportable environmental incidents during the year, reflecting the effectiveness of our environmental management systems and operational controls. These outcomes underpin our license to operate and support our long-term partnership with communities, regulators and the government of Tanzania.

Our main energy sources at Buckreef include diesel used for combustion in on-site generators, fuel for company vehicles, and electricity supplied by the national grid. Based on data from the Tanzania Electric Supply Company Limited (TANESCO)[6], the national grid relies primarily on natural gas generation (64%) and hydroelectric power (31%), with smaller contributions from liquid fuels, biomass, and other renewables. Our national grid connection significantly reduces our diesel reliance compared to many peers.

During 2025, we completed our first full greenhouse gas (GHG) inventory in accordance with ISO 14064-1:2018 and the Greenhouse Gas Protocol Corporate Accounting Standard. This inventory established a baseline from which to measure our future performance and identify opportunities to reduce emissions through energy-efficient processes and equipment, as well as electricity consumption.

Figure 29: Human Resources Manager, Amelda Msuya, participating in a tree-planting activity



[6] Information cited by the Society for International Development (SID, 2024)

Social Responsibility

TRX Gold recognizes that maintaining our social license to operate depends on trust, respect, and shared value creation. We actively manage social risks to prevent and mitigate potential adverse impacts from our operations, which could affect community relationships and operational continuity. Our Corporate Social Responsibility Policy outlines our commitment to respecting local cultures, values, and traditions in every area where we operate and our Communication Policy ensures transparent dialogue and consistent engagement with stakeholders on our social and environmental performance.

Responsible mining starts with our approach to keeping people safe. In fiscal 2025, we achieved Zero Lost Time Injuries (LTIs) for the full year, and recorded a safety incident frequency rate of 0 per million hours, including contractors, surpassing 3.9 million hours of LTI-free work by year-end. These results are a testament to the dedication and culture of our workforce, as well as the effectiveness of our health and safety management systems.



Figure 30: Community engagement is a core aspect of our social responsibility approach and our social risk management



We maintain a formal grievance mechanism to address concerns from employees, contractors, and community members in a timely manner. During fiscal 2025, TRX Gold received a total of three grievances and resolved all cases through our established procedures. No community-related incidents were recorded at Buckreef during the period.

We continue to collaborate with the Geita District Council and the local wards of Lwamgasa, Kaseme, and Busanda, to identify community investment opportunities that focus on education, healthcare, and infrastructure. The total budget for the fiscal 2025 community program was approximately $180,000 (~420M TZS).

Five projects were prioritized during this fiscal year, of which three were completed and two are nearing completion, with community investments totaling USD 163,514 (approximately 90% of the budget) disbursed in FY2025 and the remaining funds committed to projects that are yet to be finalized.

The completed projects include the construction of new classrooms at Butobela and Lubanda primary schools, benefiting more than 450 students, and the completion of an outpatient department at Lwamgasa Health Center, improving healthcare access for over 18,000 residents across Rwamgasa and Busanda wards.

The remaining projects, estimated for completion in 2026, include staff housing at Lwamgasa Health Center to accommodate two doctors and strengthen healthcare services for more than 2,000 people, as well as the rehabilitation of the Kampala–Mnekezi road, which will enhance access for local communities, including 1,800 students from Shikizi Primary School and 300 nearby households.

Figure 32: New classroom at Lubanda Primary School



Figure 31: Lwamgasa Health Center



Human Rights and Modern Slavery

In May 2025, TRX Gold published its second report under Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act, covering the reporting period from September 1, 2023 to August 31, 2024. This report outlines the steps taken by TRX Gold and its Tanzanian subsidiaries to identify, prevent and reduce the risk that forced labour or child labour is used in our own operations or in our supply chain.

TRX Gold's approach to modern slavery risk management is anchored in our Code of Ethics and Business Conduct, Environmental, Sustainability, Health & Safety Policy (which expressly addresses modern slavery and broader human rights), and Whistleblower Policy and Procedures.

These policies apply to directors, officers, employees and consultants and require compliance with human rights covenants related to labour, health and safety, environment, land, modern slavery and cultural heritage, and provide mechanisms to report concerns without fear of retaliation.

The Company has begun developing a supplier due diligence framework to identify suppliers that may pose a higher risk of introducing forced or child labour into its supply chain and started work on a risk monitoring system to support a future Supplier Code of Conduct.

TRX Gold applies a risk-based approach, combining country and sector risk indicators with adverse media and sanctions screening to prioritize where enhanced scrutiny is required. To date, the due diligence undertaken has not identified any material risk of forced or child labour in the Company's activities or supply chain, and no remediation actions have been required.

The Business Imperative of Local Partnership

Our partnership with the Government of Tanzania, which holds a 45% interest in the Buckreef Gold Project through STAMICO (State Mining Corporation), ensures a complete alignment of operational interests. When the mine succeeds, the country succeeds. This partnership structure provides a unique layer of political risk mitigation and ensures that the benefits of the project are shared with the nation.

Our new Gold Sale Service Agreement with the Bank of Tanzania deepens this partnership, reflecting the strength of the relationships we have built over nearly two decades in Tanzania.

Under this agreement, TRX Gold will sell approximately 20% of its annual domestic gold production to the Bank of Tanzania for domestic beneficiation and refining, in return for which TRX has been granted a reduced royalty rate of 4.35% on these domestic sales (compared to the standard 7.35% export sales royalty rate). The arrangement formalizes our belief in a structure that benefits both parties, aligning firmly with Tanzania's beneficiation priority to process and refine raw materials within the country, which is a central pillar of its Tenth Five Year Development Plan (2021-2026).

Our employment policy is also a strategic advantage at Buckreef Gold. This approach reduces expatriate costs, eliminates cultural barriers, provides meaningful local economic contributions, and ensures our workforce is personally invested in the mine's success.

We prioritize local procurement across all business activities. During the reporting period, 81% of our total procurement spend, accounting for more than USD$46 million, was directed to local suppliers in Tanzania. We follow a structured sourcing approach purchasing first within the surrounding wards, then expanding to the district, region, and national levels. Only goods or services unavailable in Tanzania are sourced internationally, with preference given to suppliers in East Africa, followed by the broader African region.

4.35% royalty rate on domestic sales

Third largest gold producing country in Africa





100% Tanzanian Workforce







45% government interest in Buckreef Gold

Corporate Governance

At TRX Gold, governance is more than a compliance exercise. It is the framework through which we manage risk, ensure operational stability, and protect shareholder value. The Company has in place a number of governance policies to ensure that it is being led and operated in a manner that makes all stakeholders' well-being a priority, delivering on our mandate to produce gold profitably and responsibly. The Company is committed to our principles of sustainability and ethics, and acts in respect with our corporate values.

Our Values

TRX Gold is guided by its core values, which inform every decision we make:

- **Integrity:** Our word is our bond, and we honor our commitments. We believe that work should be conducted in an honest manner, so that TRX Gold can be a company that all stakeholders trust and are proud to do business with.

- **Trust:** Trust is all-encompassing and finds itself in even the minutiae of our day-to-day activities. Our stakeholders trust us to deliver on our promises, as we trust those who support and assist us to get the job done.

- **Transparency:** Transparency is critical to creating a trustworthy environment. We believe in open and unbiased communication with our stakeholders, knowing that sharing information allows us to carry the Company forward in both good times and challenging times.

- **Respect:** We are committed to respecting all of our stakeholders and to respecting one another in the workplace. This means being inclusive, communicative, and open-minded, all of which foster growth and productivity.

Governing Policies & Guidance

We operate under a comprehensive suite of policies that define our expectations for ethical conduct, which are actively enforced to protect the Company's reputation and assets.

- Anti-Corruption Policy
- Audit and Risk Management Committee Charter
- Board of Directors Mandate
- Charter Of The Compensation Committee
- Code of Ethics and Business Conduct
- Corporate Social Responsibility Policy
- Disclosure (Communications) Policy
- Environmental, Sustainability, Health & Safety Policy
- Incentive-Based Compensation Clawback Policy
- Insider Trading Policy
- Statement of U.S. Governance Differences – NYSE American
- Whistleblower Policy and Procedures

Figure 33: BGC employees planning daily operations





Shubo Rakhit
*Independent
Board Chairman*



Stephen Mullowney
*Chief Executive Officer,
Director*



Dr Norman Betts
Independent Director



Richard J. Steinberg
Independent Director



John McVey
Independent Director

Our Leadership Team

Board of Directors

Our Board of Directors oversees TRX Gold's business conduct and management's execution of objectives and strategies vis-à-vis operations, corporate development, human capital, and community and societal involvement.

The Board acts on behalf of our shareholders and other stakeholders to ensure management conducts business in line with our core values and corporate objectives, upholding our commitment to good governance.

The Board of Directors is currently comprised of five Directors, four of whom are independent (80%). Directors are elected on a yearly basis at the Company's Annual General Meeting of Shareholders.

TRX Gold's governance structure is supported by three key committees: the Audit and Risk Management Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.



80%
independent board directors







Executive Team

Our Management team have extensive mining experience and are dedicated to ensuring that TRX Gold operates with the highest standards of integrity and accountability.

Stephen Mullowney
Chief Executive Officer, Director



- Former Partner & Managing Director at PwC, leading Deals Mining Group
- Vast experience in advising mining companies and Governments on operational improvements, financings, M&A, and stakeholder issues
- CPA, CA, CFA and BBA.

Richard Boffey
Chief Operating Officer



- Held several senior executive positions with multi-national mining companies
- 35+ years experience in open- pit and underground mining, including areas such as process plant commissioning, establishment of technical and operating teams, development of policies, and systems and process optimization

Michael P. Leonard
Chief Financial Officer



- Distinguished career in the gold industry with broad, progressive experience in investor relations and corporate finance with over 17+ years in financial leadership at Barrick
- Renowned for gold industry knowledge, and results oriented mindset.
- CPA, CA.

Khalaf Rashid
Senior Vice President, Tanzania & MD



- Distinguished career in Tanzanian business, politics and Government
- Vastly experienced in advising the Government of Tanzania and well versed in Government policy
- Extensive leadership experience.

Project-Level Governance

The Company's primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company's subsidiaries (TRX Gold Tanzania Limited) and 45% owned by the State Mining Corporation (STAMICO), a governmental agency of Tanzania.

Tanzania is a mature mining jurisdiction that provides a stable and supportive environment for investment, with a clear legal framework. Tanzania is the third largest gold producer in Africa, with a number of significant large-scale mines now operating for over two decades.

Buckreef Gold's neighbors in the Geita District include tier-1 gold mines such as Geita (AngloGold Ashanti), Bulyanhulu (Barrick Gold), and Nyanzaga (under development by Barrick).

Our partnership with the Government of Tanzania ensures a complete alignment of interests. When the mine succeeds, the country succeeds. This partnership structure provides a unique layer of political risk mitigation and ensures that the benefits of the project are shared with the nation.

We are fortunate to have partners that are as dedicated as we are to making Buckreef Gold an important gold producer within the Tanzanian landscape.

To maintain this sound working relationship and to effectively oversee the project's advancement, a governing Buckreef Gold Board of Directors was formed. The Buckreef Board is comprised of members from both TRX Gold management and members from STAMICO management, to ensure fair, unbiased, and properly governed management of Buckreef.

Figure 34: Aerial view of the mine's administrative offices



Figure 35: Haul trucks and excavators working at Buckreef Open Pit



The Buckreef Board meets quarterly to review operational performance, financial results, exploration plans, capital expenditures, and community engagement initiatives. All major decisions require approval from both TRX Gold and STAMICO representatives, ensuring alignment of interests.

The Buckreef Gold Board has made important advances in the area of governance by implementing key policies to mitigate risk and establish responsibility and accountability among management, employees, and all of those with whom we do business. Site-level committees oversee safety, environment, and community engagement, reporting directly to senior management and, ultimately, to the Buckreef Board.

Buckreef Gold Board of Directors:

Emmanuel Subbi – *Ministry of Finance (STAMICO)*
Mudrikat Kiobva – *Geologist (Retired) (STAMICO)*
Yokketh Mumbilwa – *Company Secretary (STAMICO)*
Stephen Mullowney – *Chief Executive Officer, TRX Gold*
Shubo Rakhit – *Chairman, TRX Gold*
Michael Leonard – *Chief Financial Officer, TRX Gold*
Khalaf Rashid – *Senior Vice President & Managing Director, TRX Gold*

Management's Discussion and Analysis

Regulatory Filings



TRX GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three month period and year ended August 31, 2025




The following Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations for TRX Gold Corporation ("TRX Gold" or the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2025, included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2025. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities to date, December 1, 2025, unless otherwise indicated. References to the 4th quarter of 2025 or Q4 2025, and references to the 4th quarter of 2024 or Q4 2024 mean the three months ended August 31, 2025, and August 31, 2024, respectively. References to fiscal 2026, fiscal 2025 and fiscal 2024 mean the twelve months ended August 31, 2026, August 31, 2025, and August 31, 2024, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 48.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold's future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company's in-house Qualified Person under National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101") and has reviewed and assumes responsibility for the scientific and technical content in this MD&A.





The disclosure contained in this MD&A of a scientific or technical nature relating to the Company's Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – *Standards of Disclosure for Mineral Projects* on the Buckreef Gold Project ("Buckreef Gold") titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania ("PEA") with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. ("P&E"). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. ("D.E.N.M."). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company's profile at www.sedarplus.ca.

Certain information presented in this MD&A may constitute "forward-looking statements" and "forward looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission ("SEC") filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 PEA. The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and $1.9 billion pre-tax NPV$_{5\%}$ at average life of mine gold price of $4,000/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes ("MT") at 2.57 grams per tonne ("g/t") gold containing 893,000 ounces ("oz") of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold's actions are led by the highest environmental, social and corporate governance ("ESG") standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Highlights – Fourth Quarter and Year Ended 2025

The Company continued its positive trajectory by achieving record gold production during Q4 2025 as the Company benefited from access to higher grade ore following successful completion of the scheduled stripping campaign earlier in the year. The production rate improved over the course of the year as planned, and the Company demonstrated leverage to record gold spot prices during Q4 2025, recording higher revenue, gross profit, net income, operating cash flow and Adjusted EBITDA compared to the prior year comparative period. As a result, the Company was able to significantly improve its working capital position while continuing to invest in the future growth and development of Buckreef Gold. During the year, the Company filed a robust Preliminary Economic Assessment for Buckreef Gold, reporting average annual production of approximately 62 thousand ounces of gold per year over a 17.6 year mine life, including an underground expansion, and an NPV$_{5\%}$ of $1.9 billion pre-tax ($1.2 billion after-tax) at $4,000 per ounce of gold. Subsequent to Q4 2025, the Company announced it would upgrade and expand processing capacity to a larger processing facility than was initially contemplated in the PEA. The expanded plant is now expected to produce greater than 62 thousand ounces of average annual gold as published in the PEA and will be funded from cashflow from operations. The Company's short-to-medium term priorities are to continue to expand and upgrade processing capacity as outlined in the PEA, continue advancing exploration in key areas, and continue to strengthen liquidity. These positive results continue to demonstrate the growth potential at Buckreef Gold and reflect successful execution of the Company's sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q4 and Year to Date 2025 include:

- During fiscal 2025, the Company filed a robust PEA for Buckreef Gold, reporting average annual production of approximately 62 thousand ounces of gold per year over a 17.6 year mine life, including an underground expansion, and an NPV$_{5\%}$ of $1.9 billion pre-tax ($1.2 billion after-tax) at $4,000 per ounce of gold (base case NPV$_{5\%}$ of $0.7 billion pre-tax ($0.4 billion after-tax) at a consensus forecast case gold price average of $2,296 per ounce of gold).

- Subsequent to Q4 2025, the Company announced it has begun executing on a larger processing facility than was initially contemplated in the PEA, consisting of a 3,000+ tpd processing circuit for sulphide material as well as a 1,000 tpd processing circuit for oxide and transition material, and tailings retreatment, while also being capable of processing sulphide material. The newly designed processing plant expansion is now expected to produce average annual gold production in excess of the 62,000 ounces of gold published in the PEA and is expected to be financed from internally generated cashflow over the next 18-24 months.

- During Q4 2025, Buckreef Gold poured a record 6,404 ounces of gold and sold 6,977 ounces of gold at a record average realized price (net)[1] of $3,363 per ounce, recognizing revenue of $23.5 million, gross profit of $12.6 million, net income of $5.3 million, operating cash flow of $8.5 million and Adjusted EBITDA[1] of $12.7 million, all of which reflect increases compared to the prior year comparative period, demonstrating the Company's leverage to record gold prices during Q4 2025.

- During Q4 2025, Buckreef Gold signed a Gold Sale Service Agreement with the Bank of Tanzania ("BoT") to set aside a minimum of 20% of its local gold production for domestic sale through the central bank and local refineries, as required by law for all mining companies in Tanzania in line with Section 59 of the Tanzanian Mining Act. As part of the Agreement, the Company benefits from a reduced royalty rate of 4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty. During Q3 2025 the Company set aside 646 ounces in inventory which was subsequently sold to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025. The signing of this Agreement signals Buckreef's long-term commitment to Tanzania and its growing role in driving local content, value addition, and the beneficiation strategy (including improving foreign exchange reserves) as championed by the

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Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 48.



Government.

- During Q4 2025, the Company strengthened its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company's current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.3 at August 31, 2025, after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

- Following finalization of the scheduled stripping campaign during the first half of 2025, the Company began to access higher grade ore blocks, benefiting production in Q4 2025 and into fiscal 2026. Illustratively, the Company achieved two record gold pours, including 806 ounces at the end of August 2025 followed by another record gold pour of 1,018 ounces of gold in September 2025.

- During Q4 2025, the Company continued to invest in mine development, mill optimizations, and run of mine (ROM) stockpile inventory. The ROM stockpile has grown from approximately 9,275 ounces of contained gold at May 31, 2025, to an estimated 15,162 ounces of contained gold as at August 31, 2025. Subsequent to Q4 2025, the ROM pad stockpile has increased further to an estimated 21,565 ounces of contained gold, an increase of 6,403 ounces compared to August 31, 2025, as the Company began to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material.

- During fiscal 2025, the Company poured 18,935 ounces of gold and sold 19,213 ounces of gold at a full year record average realized price (net)[1] of $3,033 per ounce, recognizing record revenue of $57.6 million, gross profit of $23.9 million, net income of $6.6 million, operating cash flow of $16.3 million and Adjusted EBITDA[1] of $22.0 million, all of which reflect increases compared to the prior year comparative period, demonstrating the Company's leverage to record gold prices during fiscal 2025.

- During Q2 2025, the Company announced it had entered into its first ever credit agreement with Stanbic Bank Tanzania Limited ("Stanbic") and a Gold Prepayment Facility with Auramet International, Inc. ("Auramet"). The current credit agreement with Stanbic consists of a $4 million overdraft and revolving credit facility and a $5 million vehicle and asset financing facility that may be used at the Company's discretion. The current Gold Prepayment Facility with Auramet enables the Company, at its discretion, to sell to Auramet up to a maximum, aggregate amount of 1,500 ounces of gold, up to a maximum of 21 calendar days prior to delivery. The Auramet Gold Prepayment Facility replaces the Gold Doré Purchase Agreement with OCIM Metals and Mining S.A.

- TRX Gold has also renewed its At The Market Offering Agreement ("ATM") with H.C. Wainwright & Co., LLC ("H.C. Wainwright") as Lead Agent and Roth Capital Partners, LLC ("Roth Capital") as Co-Agent. Under the renewed ATM agreement, the Company, at its discretion, may offer and sell, from time to time, through the Lead Agent, common shares without par value (the "Shares") having an aggregate offering price of up to $25 million (the "Offering"). The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC ("Lincoln Park"), which expired in mid-January 2025 pursuant to its terms. The combination of the credit agreement, prepayment facility and ATM Offering provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term.

- During Q1 2025, the Company announced the discovery of a promising new gold mineralization shear zone, named the "Stamford Bridge Zone", where results are beginning to form what may become a potential 1-kilometer "bridge" between the Buckreef Gold Main Zone, where current operations are ongoing, with links to the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry, and the prospective Anfield Zone to the southeast.

- During Q1 2025, the Company announced its two best drill results ever, on a gram x tonne x meters ("gtm") basis, intersecting 37 meters ("m") @ 6.86 g/t Au (253.82 gtm) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m, located along the Stamford Bridge Zone.

- During Q2 2025, the Company announced three additional drill hole results (BMDD319-321) providing further evidence of gold mineralization along the Stamford Bridge Zone.

- Subsequent to Q4 2025, the Company began the first phase of the fiscal 2026 exploration program by commencing a detailed 810 line-kilometer ground magnetic survey in October 2025. This high-resolution geophysical survey is designed to map subsurface magnetic variations across the tenement area, helping to identify structural features, lithological contacts, and potential mineralized zones with the goal of generating new drilling targets.

- During Q1 2025, the Company announced completion of the ongoing metallurgical variability study at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. Results demonstrate that a finer grind size leads to higher recovery rates, and the Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries. This is positive for both near term production potential and future Mineral Resource development as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry.

- Subsequent to Q4 2025, the Company focused on metallurgical testwork programs including (i) gold deportment testing across various geo-metallurgical domains within the Buckreef Main Zone, (ii) flotation and concentrate leach optimization testwork, and (iii) SAG and Ball Mill Circuit Design, as part of its current flowsheet optimization and future expanded flowsheet development.

- During Q3 2025, the Company announced the appointment of John McVey as the newest member of the Company's Board of Directors. Mr. McVey is an experienced director with an extensive background in underground mine development, mine engineering and construction, and will be a valuable resource in advising the Company on the next phase of expansion and growth of Buckreef Gold.

- During Q1 2025, the Company announced the appointment of Richard Boffey as Chief Operating Officer of TRX Gold Corporation. Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team and will be instrumental in the continued growth and development of Buckreef Gold.

- The Company achieved zero lost time injuries ("LTI") and there were no reportable environmental incidents during Q4 2025 and fiscal 2025.

TRX Gold Reports Robust NI 43-101 Preliminary Economic Assessment (PEA) for Buckreef Gold

- During Q3 2025, the Company filed a Technical Report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on Buckreef Gold, titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania.

- The PEA evaluated the following scenario: (i) an expansion and upgrade of the existing process plant at Buckreef Gold to 3,000 tonnes per day ("tpd"); and (ii) a transition from open pit mining to underground mining over the next 2-3 years. Highlights from the PEA are as follows:

- Base case NPV5% of $701 million pre-tax, or $442 million after tax at consensus forecast case gold prices ($2,707/oz year 1, $2,646/oz year 2, $2,495/oz year 3, $2,400/oz year 4, $2,245/oz thereafter) and NPV5% of $1,879 million pre-tax, or $1,239 million after tax at an upside $4,000/oz gold price sensitivity;

- The PEA demonstrates the Company's ability to potentially finance the expansion from internally generated cash flow without an upfront capital requirement, thus there is no quoted Internal Rate of Return;

- Over a 17.6-year period, the total process plant throughput is expected to be 18.1 million tonnes averaging 2.14 g/t Au with average recovered gold production of approximately 62,000 ounces of gold per annum. During the first five years of the underground operation, average recovered production is planned to be over 80,000 ounces of gold per annum;



- Life of Mine ("LOM") cash costs average $1,024/oz Au and all-in sustaining costs ("AISC") average of $1,206/oz Au;
- The PEA assumes that growth capital of $89 million will be deployed over the next four-year period comprised of: (i) $55 million in capital for the underground expansion; (ii) $30 million for process improvements, process plant throughput expansion, and camp upgrades; and (iii) $3 million for tailings facility upgrades. Growth capital to fund the expansion can be funded by internal cash flows from Buckreef Gold's existing open pit operations. LOM growth capital is estimated to be $175 million and is primarily for underground development. LOM sustaining capital cost of $87 million is estimated for site and process plant, and $97 million for underground mining;
- The PEA mine plan was developed from Measured and Indicated Mineral Resources of 10.8 million tonnes ("Mt") grading 2.57 grams per tonne ("g/t") gold containing 893,000 ounces of gold and Inferred Mineral Resources of 9.1 Mt grading 2.47 g/t gold containing 726,000 ounces of gold; and
- With the existing open pit mine operating, the underground expansion plan benefits from the existing on-site process plant and mine infrastructure in place. The Company anticipates gold production from the underground expansion could be achieved within 3 years.

Advancing Processing Plant Expansion –Throughput Now Expected to be Greater Than 3,000 tpd

- As outlined in the PEA filed on May 27, 2025, the Company's plan is to expand and upgrade the processing plant over the next two years to increase throughput and recoveries, followed by a transition from open pit to underground mining. The PEA initially contemplated a single 3,000 tpd processing circuit for sulphide ore that was expected to produce average annual gold production of approximately 62,000 ounces of gold over 17.6 years at a capital cost of approximately $30 million for the processing plant expansion. The Company is now planning and has begun executing on a larger processing facility than was initially contemplated in the PEA, consisting of a 3,000+ tpd processing circuit for sulphide material as well as a 1,000 tpd processing circuit for tailings retreatment, lower grade stockpiled material and additional ores identified through exploration or revised mining plans. The newly designed processing plant expansion will consist of plant upgrades and new components being integrated into the existing 2,000 tpd processing plant at a capital cost of approximately $30 million, in line with the PEA, and financed from internally generated cashflow over the next 18-24 months. The increase in expected throughput from the larger processing circuit is now expected to produce average annual gold production in excess of the 62,000 ounces of gold published in the PEA.
- Overall plant upgrades, including plant efficiency improvements (ball mill upgrades, CIL tank upgrades, increased oxidation capacity through improved air blowers and oxygen dispersion) along with construction of an 18 meter diameter pre-leach thickener and installation of a new adsorption, desorption and refining ("ADR") plant & Gold Room facilities are scheduled for completion in fiscal 2026 and are expected to boost plant reliability and performance of the existing 2,000 tpd plant.
- During Q4 2025, the Company commenced the procurement process on certain plant upgrades, including downpayments on the pre-leach thickener to improve gold concentration (including upgraded interstage screens and agitators), upgrades to the elution plant/gold room (to improve carbon activity and to reduce gold solution losses), added slurry oxidation capacity through improved air blowers and oxygen dispersion (including Aachen reactor and oxygen plant) and crushing circuit upgrades (including apron feeder, belt magnet, conveyor belt, secondary and tertiary crusher improvements).
- The Company also finalized plans for the addition of a flotation circuit (to improve mineral separation to facilitate higher recovery) as well as the addition of a Semi Autogenous Grind Mill ("SAG") and new crushing circuit (including a new jaw crusher, conveyor and ancillary Carbon-in-Leach tanks) as part of the longer-term plan to expand the plant to 3,000+ tpd as outlined in the PEA.
- The upgrades to the 2,000 tpd plant and the expansion to a 3,000+ tpd processing plant are in various stages of project development and are expected to progressively increase throughput and recovery rates from now until the scheduled completion date.



Operational and Financial Details – Fourth Quarter and Year to Date 2025

Mining and Processing

- During the three and twelve months ended August 31, 2025, Buckreef Gold reported zero LTI at site and recorded a safety incident frequency rate of 0 (per million hours), including contractors. During Q4 2025, Buckreef Gold achieved 3.9 million hours of LTI free work.
- During Q4 2025, Buckreef Gold poured a record 6,404 ounces of gold (Q4 2024: 5,767 ounces) and sold 6,977 ounces of gold (Q4 2024: 5,715 ounces). Gold production in Q4 2025 was higher than the prior year comparative period as higher average head grade of 1.95 g/t (Q4 2024: 1.66 g/t) more than offset slightly lower mill throughput of 1,512 tpd (Q4 2024: 1,542 tpd) and a lower average recovery of 71% (Q4 2024: 77%). The higher average head grade was due to the mine sequence where the open pit mine accessed higher grade ore blocks in Q4 2025 (in line with mine plan), concurrent with finalization of a scheduled Stage 1 stripping campaign during the first half of fiscal 2025. The lower average recovery in Q4 2025 was mainly due to a higher proportion of fresh, sulphidic ore processed (21% oxide / 79% sulphide) compared to the prior year period where the mill processed a higher proportion of oxide material at a higher average recovery. During Q4 2025, the sulphide ore being fed to the mill contained more complex geometallurgical characteristics, which affected current plant capacity to liberate gold from the sulphide rock efficiently, thus impacting recovery. During Q4 2025, the Company commenced the procurement process on several near-term plant enhancements to improve gold recoveries, including downpayments for the addition of a pre-leach thickener (to improve consistency of leaching density), upgrades to the elution plant and new ADR plant (to improve carbon activity and to reduce gold solution losses), and added slurry oxidation capacity through improved air blowers and oxygen injection. The Company expects recovery to improve by approximately 10% over the year as these plant enhancements are completed.
- For the twelve months ended August 31, 2025, the Company produced 18,935 ounces of gold (2024: 19,389 ounces) and sold 19,213 ounces of gold (2024: 19,075 ounces). Gold production was slightly lower than the prior year comparative period as higher mill throughput of 1,483 tpd (2024: 973 tpd) was offset by lower head grade of 1.53 g/t (2024: 2.19 g/t) and a lower average recovery of 71% (2024: 79%). Full year production was impacted by the scheduled mining of high strip ratio, lower grade ore at the north end of the Stage 1 pit and allowing the stripping of the south end of the Stage 1 pit to be completed during the first half of fiscal 2025. Following finalization of the stripping campaign, the Company began to access higher grade ore blocks, benefiting production in Q4 2025 and into fiscal 2026. Illustratively, the Company achieved two record gold pours, including 806 ounces at the end of August 2025 followed by another record gold pour of 1,018 ounces of gold in September 2025.
- Total ore tonnes mined of 251 kt in Q4 2025 were higher than the prior year period (Q4 2024: 119 kt) as stripping activities during Q1 - Q3 2025 focused on accelerating the pit expansion to the north and south end of the Stage 1 pit to expose ore for Q4 2025 and into fiscal 2026. Waste tonnes mined during Q4 2025 were 1,242 kt, in line with the prior year period (2024: 1,250 kt). As a result, the lower proportion of waste to ore tonnes contributed to a lower strip ratio of 5.0 (waste:ore tonnes) compared to the prior year period (10.5 waste:ore tonnes). During the twelve months ended August 31, 2025, the Company initially focused on waste stripping (during the first half of fiscal 2025) to gain access to higher grade ore blocks, benefiting production later in Q3 and into Q4 2025. As a result of the increased stripping activity during the first half of fiscal 2025, the higher proportion of waste to ore tonnes contributed to a strip ratio of 6.8 (waste:ore tonnes) compared to the prior year period (6.9 waste:ore tonnes). During Q4 2025, the stripping of the Stage 2 pit commenced, which will allow for mill feed in fiscal 2027-2029.


- During Q4 2025, the processing plant achieved, on average, 1,512 tpd of mill throughput, in line with the prior year comparative period, reaching a maximum of 1,864 tpd. During Q4 2025 the processing plant achieved the following statistics: (i) average throughput of 1,512 tpd (Q4 2024: 1,542 tpd); (ii) plant availability of 92% (Q4 2024: 91%); and (iii) an average recovery rate of 71% (Q4 2024: 77%). During Q4 2025 the Company continued to focus on reducing the input size of the mill feed to help increase throughput at the required grind size. Finer screens were installed in April 2025, which helped contribute to an increase in average daily throughput to 1,512 tpd in Q4 2025, an increase from an average of 1,461 tpd in Q3 2025. While average throughput was in line with the prior year comparative period, the mill processed a higher proportion of fresh, sulphidic material (21% oxide / 79% sulphide) in Q4 2025, compared to a higher proportion of oxide material processed in Q4 2024, which impacted average recoveries. The addition of a pre-leach thickener, combined with upgrades to the elution plant, new ADR plant, improved air blowers and oxygen injection are expected to improve recovery by approximately 10% across fiscal 2026. For the twelve months ended August 31, 2025, total ore tonnes processed was 1,483 tpd (2024: 973 tpd), a 52% increase in throughput compared to the prior year period following completion of the expanded processing plant in Q1 2025.

- During Q4 2024, the Company entered into a finance lease agreement for heavy equipment, including six excavators, one dozer, one motor grader, one backhoe, one compactor, and three loaders. Half of this fleet replaced rented equipment previously operating in the plant, while the remaining equipment is being utilized in various site development projects. During Q1 2025, the Company also entered into a purchase agreement to procure a fleet of eight haul trucks to expand haulage capability and capacity. Each piece of equipment has been successfully commissioned and is currently being utilized in various capacities across the site. During Q4 2025, the Company's owner operated fleet supplemented the contract fleet by mining 660 kt of waste (primarily from Stage 2 of the Main Zone) and 104 kt of topsoil from the Eastern Porphyry to enable waste dumping throughout the upcoming rainy season. During the twelve months ended August 31, 2025, the Company's owner operated fleet mined 1,110 kt of ore, waste and topsoil, including waste around the historical voids in the Main Zone, which began to provide access to high grade ore benefiting production in Q4 2025. This equipment has significantly improved cost efficiency in the areas where it has been deployed. Mining cost per tonne for the owner operated fleet for the twelve months ended August 31, 2025, was approximately $1.40 per tonne for mining operations (ore, waste and topsoil). The Company has also observed notable cost reductions compared to contracted or rentals for site development work (including river training, TSF 2.2 phase II, and roadway maintenance) as well as plant feed operations. As the Company further supplements the contract fleet with its owner managed fleet for mining operations, site development work, roadway construction and maintenance, it is anticipated that operating costs will continue to improve in fiscal 2026.


Fiscal 2026 Outlook

- Gold production at Buckreef Gold is expected to be in the range of 25,000 - 30,000 ounces for fiscal 2026, an increase compared to actual 2025 production of 18,935 ounces, as the Company expects to continue accessing higher grade ore blocks in 2026 following completion of the Stage 1 stripping campaign during the first half of 2025. Across the four quarters of 2026, the Company's gold production is expected to be the lowest in Q1 2026, and highest in Q4 2026 due to the timing of scheduled plant maintenance, mine sequencing and completion of plant upgrades and enhancements which are expected to improve recoveries. This is expected to result in an approximate 45% / 55% split of the Company's total gold production between the first half and second half of the year, respectively. Total average cash cost[1] are expected to be in the range of $1,400 - $1,600 per ounce for fiscal 2026, compared with actual 2025 total average cash cost[1] of $1,530 per ounce. The Company expects cash cost to be slightly higher in the first half of the year and lower in the second half of the year in line with the production weighting.

- Operating cash flow will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at the Buckreef Main Zone (underground resource drilling), Stamford Bridge (exploration drilling), and Eastern Porphyry (grade control / resource drilling); (ii) capital programs focused on further plant upgrades and expansions to improve throughput and recoveries; and (iii) additional mining and drilling equipment to improve operating efficiency and lower mining cost per tonne and drilling cost per meter.

- Total capital expenditures, excluding waste rock stripping, are expected to be in the range of $15 - $20 million, compared with actual 2025 cash capital expenditures (including VAT) of approximately $16.6 million. Capital expenditures include initiatives related to the long-term growth of Buckreef Gold, including the plant upgrade and expansion project aimed at increasing average annual throughput and recoveries at Buckreef Gold. This includes the addition of a pre-leach thickener, combined with upgrades to the elution plant, new ADR plant, improved air blowers and oxygen dispersion. Capital expenditures also include downpayments for the addition of a flotation circuit as well as the addition of a Semi Autogenous Grind Mill and new crushing circuit (including a new jaw crusher, conveyor and ancillary Carbon-in-Leach tanks) as part of the longer-term plan to expand the plant to 3,000+ tpd as outlined in the PEA. The Company is also planning expenditures related to the construction of a significantly expanded TSF, and procurement of heavy (and mobile) equipment, dewatering pumps and upgraded camp accommodation during fiscal 2026.

- Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year. In fiscal 2026, capitalized stripping is expected to be lowest in Q1 2026 and then incurred evenly over Q2-Q4 2026 based on the expected mine plan.

- Exploration expenditures are expected to be in the range of $3 - $5 million, and include a geophysics survey to identify additional drilling targets, underground resource drilling on the Buckreef Main Zone, exploration drilling on the Stamford Bridge Zone, reverse circulation drilling on the Eastern Porphyry and the addition of an owner operated reverse circulation drilling rig and diamond drilling rig, which are expected to improve the Company's drilling cost per meter.



Inventory

- As at August 31, 2025, the ROM pad stockpile contained 398,699 tonnes at an average grade of 1.18 g/t with an estimated 15,162 ounces of contained gold. A further stockpile of crushed mill feed of 17,073 tonnes at 1.95 g/t containing an estimated 1,069 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $55.7 million using the London PM Fix gold price of $3,429 per ounce as at August 31, 2025. Since year-end August 31, 2024, the Company added to the ROM pad stockpile (5,613 ounces) and added to the crushed ore stockpile (213 ounces) to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the year ended August 31, 2025, the Company processed stockpiled and mined material through the 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,047 ounces of gold in circuit at August 31, 2025, which reflected a decrease of 112 ounces from August 31, 2024, following gold elution and smelting activity during the year. Subsequent to Q4 2025, the ROM pad stockpile has increased significantly to date, as the Company began to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material. The ROM pad stockpile now contains 494,197 tonnes at an average grade of 1.36 g/t with an estimated 21,565 ounces of contained gold, an increase of 6,403 ounces compared to August 31, 2025.

Exploration

- Subsequent to Q4 2025, the Company began the first phase of the fiscal 2026 exploration program by commencing a detailed 810 line-kilometer ground magnetic survey in October 2025. This high-resolution geophysical survey is designed to map subsurface magnetic variations across the tenement area, helping to identify structural features, lithological contacts, and potential mineralized zones. Key objectives of this survey include Phase (i) delineating magnetic anomalies associated with alteration zones or structural lineaments and Phase (ii) refining geological interpretations ahead of Induced Polarisation surveys and drilling. The field data is collected by a local geophysics company while quality assurance, quality control and data processing will be done by Terra Resources NL from Australia. Data collection and processing of Phase (i) is expected to be completed by the end of January 2026, with Phase (ii) planned for completion in February and March 2026.
- Following completion of the survey, exploration and resource diamond drilling is expected to commence in February 2026 at the Stamford Bridge Zone, while resource development drilling using Reverse Circulation methods is expected to begin in December 2025 at the Eastern Porphyry, with the goal of upgrading inferred resources to indicated and measured categories.

Tailings Storage (TSF 2.2)

- In Q4 2025, the Company successfully completed Phase II construction for TSF 2.2 providing Buckreef Gold with tailings storage through Q3 2026. The Company is also progressing with detailed engineering work on TSF 3.0 for a long-term storage solution. Construction of TSF 3.0 is expected to begin in Q2 2026, including clearing / grubbing, excavation, embankment, minor underground improvements and HDPE lining of the tailings pond.

Environmental, Social and Corporate Governance ("ESG")

- The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental incidents during the year ended August 31, 2025.
- Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold's local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.



TRX GOLD

Management's Discussion
and Analysis
August 31, 2025

- During Q3 2025, a new CSR plan for fiscal 2025 was approved by the Geita District Council. Buckreef Gold and the Geita District Council are partnering to provide further support around education and health assistance in the wards of Lwamgasa, Kaseme, Busanda, Butundwe and Butobela. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for fiscal 2025 to support priority areas in agreement with the Geita District Council, with a focus on outpatient buildings, road rehabilitation, classrooms and staff houses at the local health centers.
- During the twelve months ended August 31, 2025, the Company completed construction projects on upgrades to the primary schools, secondary schools, health centers and road rehabilitation in the Busanda, Kaseme, Lwamgasa, Butundwe and Butobela districts, in line with the approved CSR plan. The Company has presented a CSR plan budget of 600 million Tanzania Shillings (approximately $250,000) to the Geita District Council for approval for fiscal 2026.
- Buckreef Gold's operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) employ a workforce that comprises 100% Tanzanian citizens (234 full-time employees, 352 contract miners and project contractors, 173 part-time/casual employees and interns); (iv) include development and building activities that are focused on maximizing local content; and (v) exhibit a '100 mile diet' by procuring all food locally.
- The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, firstly prioritizing East Africa, Africa, then globally.

Financial

- During Q4 2025, Buckreef Gold poured a record 6,404 ounces of gold (Q4 2024: 5,767) and sold 6,977 ounces of gold (Q4 2024: 5,715) at a record average realized price[1] of $3,363 per ounce (Q4 2024: $2,412) excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA ("OCIM") and interest costs related to the Auramet gold prepaid purchase agreement ("average realized price (net)[1]"). During Q4 2025, gold ounces sold were higher than gold ounces produced as the Company sold 646 ounces that had been set aside in inventory in Q3 2025 (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. During Q4 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025. For the twelve months ended August 31, 2025, gold ounces poured and sold were 18,935 (2024: 19,389 ounces) and 19,213 (2024: 19,075 ounces) respectively, at an average realized price (net)[1] of $3,033 per ounce (2024: $2,179 per ounce).
- During Q4 2025, the Company recognized record revenue of $23.5 million (Q4 2024: $13.6 million), cost of sales of $10.9 million (Q4 2024: $7.0 million), and cash cost[1] of $1,354 per ounce (Q4 2024: $1,100). The Company generated gross profit of $12.6 million (Q4 2024: $6.6 million), net income of $5.3 million (Q4 2024: net income $3.3 million), operating cash flow of $8.5 million (Q4 2024: $6.0 million), and Adjusted EBITDA[1] of $12.7 million (Q4 2024: $6.2 million). The increase in revenue, gross profit, net income, operating cashflow and Adjusted EBITDA[1] is mainly related to higher ounces of gold sold of 6,977 ounces (Q4 2024: 5,715 ounces) and a higher average realized price (net)[1] of $3,363 per ounce (Q4 2024: $2,412).
- Mining costs per tonne of $3.94 in Q4 2025 were higher than the prior year comparative period (Q4 2024: $3.26) mainly due to an increase in drilling and blasting required to access fresh (sulphide) rock compared to the prior period which was a higher proportion of free dig material. Additionally, the Company incurred higher grade control drilling costs following an increase in drilled meters in Q4 2025, to better define the ore grades and ore blocks in the pit for enhanced predictability around mine planning and blasting.


Owner operated equipment is being utilized to provide cost effective support for site development projects as well as plant feed operations. During Q4 2025, the Company's owner operated fleet mined 660 kt of waste (primarily from Stage 2 of the Main Zone) and 104 kt of topsoil from the Eastern Porphyry to enable waste dumping throughout the upcoming rainy season, supplementing the contract mining fleet during the quarter. Mining costs per tonne of $3.86 for fiscal 2025 were in line with the prior year comparative period (2024: $3.86) and reflect completion of the scheduled waste stripping campaign at the north end of the Stage 1 pit and south end of the Main Zone during the first half of fiscal 2025. During the twelve months ended August 31, 2025, the Company's owner operated fleet mined 1,110 kt of ore, waste and topsoil, including waste around the historical voids in the Main Zone, which began to provide access to high grade ore benefiting production in Q4 2025. Mining cost per tonne for the owner operated fleet for the twelve months ended August 31, 2025, was approximately $1.40 per tonne for mining operations (ore, waste and topsoil). Mining costs per tonne are expected to improve in fiscal 2026 as the Company realizes economies of scale by further supplementing the contract mining fleet with the Company's owner operated fleet. Processing costs per tonne of $16.92 in Q4 2025 were higher than the prior year comparative period (Q4 2024: $13.23 per tonne) mainly due to the timing of ball mill relining, combined with an increase in grinding ball and cyanide consumption which was used to enhance the grindability of fresh ore and improve leaching kinetics across the tanks. Additionally, an increase in consumption of other reagents and chemicals was used to wash barren carbon to enhance carbon activity by removing calcium; and improve dissolved oxygen levels across the CIL tanks, both with the objective of enhancing overall plant recovery. Processing cost per tonne of $14.90 in fiscal 2025 were significantly lower than the prior year comparative period (2024: $20.07) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tpd processing facility. The higher processing plant throughput of 1,483 tpd in fiscal 2025 (2024: 973 tpd) provided a higher proportion of overhead cost absorption, thus benefiting processing cost per tonne in fiscal 2025.

- For the twelve months ended August 31, 2025, the Company recognized record revenue of $57.6 million (2024: $41.2 million), cost of sales of $33.7 million (2024: $23.2 million), gross profit of $23.9 million (2024: $17.9 million), net income of $6.6 million (2024: $3.5 million), operating cash flow of $16.3 million (2024: $15.3 million), and Adjusted EBITDA[1] of $22.0 million (2024: $15.3 million). The increase in revenue, gross profit, net income, operating cashflow and Adjusted EBITDA[1] compared to the prior year comparative period is mainly due to the impact of a higher average realized gold price on higher ounces of gold sold. During the period, the Company sold 19,213 ounces of gold (2024: 19,075 ounces) at an average realized price (net)[1] of $3,033 per ounce (2024: $2,179 per ounce).

- As at August 31, 2025, the Company had $7.8 million of cash, an increase in net cash of approximately $1.2 million from Q3 2025 (August 31, 2024: $8.3 million) and positive working capital of $5.7 million after adjusting for non-cash liabilities (August 31, 2024: $0.4 million). During Q4 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company's current ratio has improved from approximately 0.8 at May 31, 2025, to approximately 1.3 at August 31, 2025, after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

- During 2022 the Company entered into a prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. ("OCIM Agreement"). During the year ended August 31, 2025, the Company drew $0.5 million (2024: $2.5 million) in exchange for delivering 204 ounces of gold (2024: 1,369 ounces of gold) under the OCIM Agreement. The $0.5 million drawdown in Q1 2025 was used to help finance the procurement of heavy equipment and haul trucks to supplement the contractor-owned fleet with an owner's operated fleet for Buckreef's mining operations.


- On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. through which Buckreef may, at its discretion, sell to up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated. As at August 31, 2025, the Company had 1,000 gold ounces outstanding under the Auramet Gold Prepayment Facility. On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold.

- During Q2 2025, the Company also entered into its first ever credit agreement with Stanbic Bank Tanzania Limited ("Stanbic") and renewed it's At The Market Offering Agreement ("ATM") with H.C. Wainwright & Co., LLC ("H.C. Wainwright") as Lead Agent and Roth Capital Partners, LLC ("Roth Capital") as Co-Agent. The combination of these facilities provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term. The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing ("VAF") facility that may be used at the Company's discretion. The $5 million revolving credit facility has a maximum tenor of twelve months and the $4 million VAF facility has a maximum tenor of thirty-six months. The revolving credit facility provides the Company with access to supplementary liquidity and may be used to support the working capital requirements of the business at the Company's discretion. This facility will allow the Company to make cost effective decisions for deployment of capital across its operations to support continued expansion and growth. The revolving credit facility and VAF facility include standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. This is the first credit facility entered into by Buckreef Gold. As at August 31, 2025, the Stanbic facility was undrawn (August 31, 2024 - $nil). In September 2025, the credit limits under the Stanbic Facility were amended to $4.0 million for the overdraft and short-term revolving credit facility and $5.0 million for the VAF Facility.

- The Company renewed its ATM with H.C. Wainwright and Roth Capital, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC, which expired in mid-January 2025 pursuant to its terms. The Company intends to use the ATM prudently based on prevailing market conditions. If TRX Gold chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for drilling, exploration and technical work for the development of the larger project, and for working capital and other general corporate purposes. As at August 31, 2025, no shares have been sold under the ATM agreement.

- As at August 31, 2025, the Company recognized $7.7 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the twelve months ended August 31, 2025, the Company recovered $4.2 million (2024: $3.6 million) of VAT from the TRA in cash or offsets against other taxes.



Other

- During Q3 2025, the Company announced the appointment of John McVey as the newest member of the Company's Board of Directors. Mr. McVey was CEO of Procon Mining & Tunnelling, a prominent underground development contractor, from 2015 – 2024. Mr. McVey has an extensive background in engineering and construction having spent 15 years in the Bechtel organization in a variety of roles including Mining & Metals Country Manager for Canada and President of Bantrel. Mr. McVey has B.A.Sc. and M.A.Sc. in Chemical Engineering from the University of Waterloo and is a licensed professional engineer in Ontario and Alberta. He achieved the ICD.D designation from the Institute of Corporate Directors in 2017 and also serves on the boards of Fortune Minerals and Arizona Gold & Silver.

- On December 6, 2024, the Company announced the appointment of Richard Boffey as Chief Operating Officer ("COO"). Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team and will be instrumental in the continued growth and development of Buckreef Gold. Mr. Boffey joins TRX Gold, having previously held senior executive positions with several other multi-national mining companies. Most recently, he held the position of General / Country Manager at the Tara Resources Brskovo Mine Project in Montenegro, where he led the technical studies, engineering design, resource drilling, project financing, and site preparation activities for the construction and development of a mining operation. Mr. Boffey holds a Bachelor of Mining Engineering (Hons) from the University of Auckland and is a Member of AusIMM, Competent Person (Reserves) under JORC, NI 43-101.

Key Operating Information

Select operating and financial information from the operation for the three and twelve months ended August 31, 2025, follows below:

Select Operating and Financial Data

	Unit	Three months ended August 31, 2025	Three months ended August 31, 2024	Twelve months ended August 31, 2025	Twelve months ended August 31, 2024
Operating Data					
Ore Mined	k tonnes	251	119	615	410
Waste Mined	k tonnes	1,242	1,250	4,179	2,835
Total Mined	k tonnes	1,493	1,369	4,794	3,245
Strip Ratio	w:o	5.0	10.5	6.8	6.9
Mining Rate	tpd	16,227	14,876	13,134	8,890
Mining Cost	US$/t	$3.94	$3.26	$3.86	$3.86
Plant Ore Milled	k tonnes	139	142	541	355
Head Grade	g/t	1.95	1.66	1.53	2.19
Plant Utilization	%	92	91	89	88
Plant Recovery Rate	%	71	77	71	79
Processing Cost	US$/t	$16.92	$13.23	$14.90	$20.07
Plant Mill Throughput	tpd	1,512	1,542	1,483	973
Gold Ounces Poured	oz	6,404	5,767	18,935	19,389
Gold Ounces Sold	oz	6,977	5,715	19,213	19,075
Financial Data					
Revenue[1]	$ ('000s)	23,504	13,622	57,613	41,158
Gross Profit	$ ('000s)	12,577	6,587	23,938	17,929
Net income	$ ('000s)	5,265	3,284	6,566	3,510
Adjusted EBITDA[2]	$ ('000s)	12,687	6,157	22,025	15,262
Operating Cash Flow	$ ('000s)	8,456	6,034	16,280	15,316
Average Realized Price (gross)[2]	$/oz	3,369	2,384	2,999	2,158
Average Realized Price (net)[2,3,4]	$/oz	3,363	2,412	3,033	2,179
Cash Cost[2]	$/oz	1,354	1,100	1,530	1,103

[1] Revenue includes immaterial amounts from the sale of by-product silver and copper.

[2] Refer to the "Non-IFRS Performance Measures" section.

[3] Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.

[4] Net of interest related to Auramet gold prepaid purchase agreement.



Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed via a paved national road and, thereafter, via 17 kilometers of well maintained unpaved regional roads. The Buckreef Gold Project comprises several deposits, namely Buckreef, Eastern Porphyry, Anfield and the newly discovered Stamford Bridge. The Buckreef pit itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Updated Mineral Resource Estimate as of April 15, 2025, are as follows:

Area	Measured Tonnes MT	Measured Grade g/t	Measured Au Koz	Indicated Tonnes MT	Indicated Grade g/t	Indicated Au Koz	Inferred Tonnes MT	Inferred Grade g/t	Inferred Au Koz	Total (Measured + Indicated) Tonnes MT	Total (Measured + Indicated) Grade g/t	Total (Measured + Indicated) Au Koz
Buckreef Main	2,982.8	2.36	226.4	6,193.9	2.72	542.6	7,549.3	2.37	576.0	9,176.7	2.61	769.0
Buckreef South	23.6	1.68	1.3	35.3	1.95	2.2	53.8	1.70	2.9	58.9	1.84	3.5
Buckreef West	40.3	3.27	4.3	204.7	2.52	16.5	73.9	2.37	5.6	245.0	2.64	20.8
Eastern Porphyry	2.9	6.97	0.6	1,306.4	2.35	98.8	1,198.8	2.44	94.0	1,309.3	2.36	99.4
Stamford Bridge	-	-	-	-	-	-	272.0	5.38	47.0	-	-	-
Total	3,049.6	2.37	233	7,740.3	2.65	660	9,147.8	2.47	726	10,789.9	2.57	893

Notes:

(1) Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(3) The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(4) Gold price used is $1,900/oz Au.

(5) The pit constrained cut-off grade of 0.42 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, and a royalty of 7.3%. The constraining pit optimization parameters were $3.88/t mining cost and 45-degree pit slopes.

(6) The out-of-pit cut-off grade of 1.31 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $40/tonne underground mining cost, and a royalty of 7.3%. The out-of-pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes. Out–of-Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods.

(7) The Stamford Bridge cut-off grade of 1.20 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $35/tonne underground mining cost, and a royalty of 7.3%. Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods.

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt





Figure 2: 2,000 tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills



Figure 3a: Buckreef Gold expanded crushing circuit



Figure 3b: Buckreef Gold ore moving through crushing circuit



Figure 3c: Buckreef Gold's 1,000 tpd ball mill (Q3 2024)





Figure 4: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (TSF 2.2 now completed and fully operational)



Figure 5: Buckreef Gold's Open Pit Mining Operations (Q4 2025)



Figure 6a: Load and Haul Operations at Buckreef Gold (Q4 2025)



Figure 6b: Load and Haul with New 350 Excavator and Haul Truck (Q4 2025)



TRX GOLD
Management's Discussion
and Analysis
August 31, 2025

Figure 7: Revised Process Flowsheet for the Upgraded and Expanded Plant


CRUSHING CIRCUIT
JAW CRUSHER
CRUSHED ORE STOCKPILE
SABM CIRCUIT
SAG MILL
BALL MILL
NEW FLOTATION & FINE GRIND CIRCUIT
FLOTATION CELL
FINE GRIND MILL
FINE GROUND CONCENTRATE THICKENER
FLOTATION TAILS PRE LEACH THICKENER
LEACH CIRCUIT
INTENSIVE LEACH AND OXIDATION
ADR CIRCUIT
REGEN KILN
ACID WASH & ELUTION
CARBON STORAGE
CARBON
CIL LEACH TANKS
ELECTROWINNING
FURNACE
GOLD DORE
TAILINGS CIRCUIT
PASTE PLANT 2027 - 2028
TAILINGS PASTE THICKENER
CEMENT
PUMP
UNDERGROUND BACKFILL
TAILINGS STORAGE FACILITY

Figure 8: 18 Meter Diameter Pre-Leach Thickener



TRX GOLD
Management's Discussion
and Analysis
August 31, 2025

Figure 9: Pre-Leach Thickener Foundation Civils in progress



Figure 10: Aachen ® Reactor ready for shipment



Figure 11: Vendor Testwork Flotation Cells


JAMESON
CELL


Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

- Announced in F2025 its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold's 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the Company's previous best drill hole result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone. These drill holes led to the discovery of a promising new gold mineralization shear zone, named the "Stamford Bridge Zone" at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef's Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone. During Q1 2025, the Company drilled 2,420 meters along the Stamford Bridge Zone on newly defined, high-priority targets. Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer "bridge" between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022. The Company has planned a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

- Announced in F2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 m @ 3.5 g/t including 3.0 m @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 12). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

- Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 12). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

- Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.


Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

During Q1 2025, the Company announced its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold's 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.

The Company also announced the discovery of a promising new gold mineralization shear zone, named the "Stamford Bridge Zone" at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef's Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.

Stamford Bridge Shear Zone Highlights:

1. Hole BMDD315 intersected 37 m @ 6.86 g/t Au from 130 m; including 23 m @ 9.31 g/t Au from 139 m.

2. Hole BMDD310 intersected 35.5 m @ 5.48 g/t Au from 64 m; including 13m @8.06g/t Au.

3. Hole BMDD312 intersected 17.2 m @ 3.14 g/t Au from 164.6 m.

4. Geotechnical hole BMGT001 intersected 11.39 m @ 2.80 g/t Au from 104.0 m, and 22.0 m @ 2.36 g/t Au from 186.6 m. Both results are interpreted to be part of the Stamford Bridge Zone trend.

5. BMGT001 intersected the Buckreef Main Zone of 32.80 m @ 1.70 g/t Au (ending in mineralization) from 393.0 m.

During Q2 2025, the Company announced three additional drill hole results (BMDD319-321) providing further evidence of gold mineralization along the Stamford Bridge Zone as follows:

6. Hole BMDD319 intersected 21.0 m @ 8.63 g/t Au from 81.0 m.

7. Hole BMDD320 intersected 20.5 m @ 5.14 g/t Au from 125.5 m.

8. Hole BMDD321 intersected 5.0 m @ 2.74 g/t Au from 157.0 m.

The Stamford Bridge Zone was discovered through detailed geological mapping of the Main Pit floor that identified a trend of high-grade mineralization on the eastern side of the Main Pit trending 070 East (Figure 12). This is an exceptional discovery at the Buckreef Gold Project, resulting in the most significant mineralization identified within Buckreef Gold's drill history.

The exploration team then identified that geotechnical hole BMGT001 (one of geotechnical holes drilled as part of the Buckreef Main Zone geotechnical study completed by Terrane Geoscience Inc.) located 160 m east of the Main Pit, drilled across the Stamford Bridge (Figure 12), and was subsequently relogged (Table 1). The logging confirmed the presence of three mineralization zones, including the Stamford Bridge Zone. The zones were sampled, and the assay results are summarized below (Table 1). To date, the new Stamford Bridge Zone has shown evidence of a sheared mineralized zone with similar geological characteristics to that found in the Main Zone, i.e., zones are measured as being near vertical with strong alteration.

Thus far, drilling has covered more than 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer "bridge" between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry (see Figure 12). The latter also links to the Anfield Zone to the southeast, discovered in 2022.


The Company has planned an expanded diamond drill program to test for further mineralization along this newly developing trend. Although these are early-stage results, and only two sections along the newly identified trend have been drilled, key interpretations include:

1. The Stamford Bridge Zone is potentially a significant shear zone and geologically similar to the Buckreef Main Zone. It bridges the gap between Buckreef Main Zone and the Eastern Porphyry deposit to the Southeast.

2. Pinching and swelling of the Stamford Bridge Zone has been observed in the first section drilled; 4m wide in the first drillhole and over 17 m wide on the second drillhole down dip; and

3. The second section has intercepted a significant shear zone, over 35 m wide with distorted shear fabric by alteration overprint. Therefore, a minimal number of follow-up drillholes will be required to understand geometry of this new discovery.

Figure 12: Buckreef Gold Showing Location of Stamford Bridge Zone and Drill Hole Results




Figure 13: Drill sections - Stamford Bridge Zone (Drill Holes BMDD 310 – 312)



Figure 14: Cross-section results for drill hole BMDD315 - Stamford Bridge Zone







Table 1: Summary of Results – Stamford Bridge

Stamford Bridge Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMGT001	DD	391,780	9,658,453	1,218	270	-50	105.0	115.4	10.4	3.03	Msh	Stamford Bridge Mineralised shear zone with strong alteration
							186.6	208.0	21.4	2.42	Msh	
							393.0	425.8	32.8	1.70	Msh	Buckreef main shearzone
BMDD309	DD	391,676	9,658,400	1,217	334	-60	101.8	104.5	2.7	1.65	Msh	Mineralised shear zone with strong alteration
BMDD310	DD	391,723	9,658,418	1,217	334	-60	64.5	100.0	35.5	5.48	Msh	
BMDD312	DD	391,685	9,658,382	1,216	335	-60	164.6	180.8	16.2	3.14	Msh	Mineralised shear zone with strong alteration
BMDD315	DD	391,770	9,658,435	1,217	335	-60	130.0	166.0	36.0	7.04	Msh	Mineralised shear zone with strong alteration
BMDD319	DD	391,729	9,658,404	1,217	335	-60	76.0	79.0	3.0	1.21	Msh	Mineralised shear zone with strong alteration
BMDD319	DD	391,729	9,658,404	1,217	335	-60	81.0	102.0	21.0	8.63	Msh	Mineralised shear zone with strong alteration
BMDD320	DD	391,765	9,658,447	1,218	335	-60	125.5	146.0	20.5	5.14	Msh	Mineralised shear zone with strong alteration
BMDD321	DD	391,790	9,658,441	1,218	335	-60	157.0	162.0	5.0	2.74	Msh	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 15. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During F2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains 'open at depth and on strike,' and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

Highlights include:

- Hole BMDD250 intersected **34.8 m grading @ 1.26 g/t Au** from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and
- Hole BMDD275 intersected **16.5 m grading @ 2.01 g/t Au** from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 16). In the latter the trend is aligned to several historical artisanal scale miner pits.

TRXGOLD
Management's Discussion and Analysis
August 31, 2025

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef South Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration
BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration
BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration
BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration
BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration
BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration
BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56		
							54.0	57.7	3.7	1.73		
							77.0	81.0	4.0	0.5		
BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47		
BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82		
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52		
BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration
BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration
BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration
BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51		
							43.0	52.1	9.1	0.58		
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27		
							80.3	84.6	4.3	0.96		
BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65		
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74		
BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13		
							48.0	51.0	3.0	0.63		
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96		

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.



Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	
							70.00	73.82	3.82	3.10	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							98.80	113.50	14.70	1.22	FP	
												Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.
BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	
						Including	*27.00*	*30.00*	*3.00*	*10.96*		Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
							84.00	89.00	5.00	1.07	FP	
BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric
BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein
AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9		
AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock
AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27		
AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.



TRX GOLD
Management's Discussion
and Analysis
August 31, 2025

Figure 15: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend



Anfield Zone with All Significant Intercept Map
N
North East Extension
Stamford Bridge Zone
BR West
Main Zone
Eastern Porphyry
Southwest Extension
Anfield
Bingwa
Tembo
Legend
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
0 250 500 1,000
Metres
High priority gold zones with exceptional potential, the focus of F2025 drilling.
Newly Discovered Gold Trends
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary



Figure 16: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension




Metallurgical Results, Ongoing Test Work and Results of Metallurgical Variability Study

The Company continues to work on its mid-to-long-term larger project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

- Hole BMMT015 intersected **28.0 m grading @ 10.68 g/t Au** from 0 m;

- Hole BMMT020 intersected **123.0 m grading @ 2.69 g/t Au** from 3 m;

- Hole BMMT009 intersected **121.0 m grading @ 2.96 g/t Au** from 3 m;

- Hole BMMT022 intersected **106.0 m grading @ 4.19 g/t Au** from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

- Hole BMMT021 intersected **90.0 m grading @ 1.56 g/t Au** from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 17.

Figure 17: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights







TRX GOLD
Management's Discussion and Analysis
August 31, 2025

Table 4: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone
BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone
BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone
BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone
BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining
BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration
BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration
BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration
BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining
BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration
BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining
BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration
BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone
BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration
BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration
BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration
BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration
BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz	
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

TRX GOLD
Management's Discussion and Analysis
August 31, 2025

During Q1 2025, the Company announced completion of the ongoing metallurgical variability study[3] at the Buckreef Gold Project, with results confirming the potential for excellent gold recovery rates for the processing of sulphide ore. Metallurgical test work on the sulphide ore portion of the project, which encompasses approximately 90% of the Buckreef Main Zone's Measured and Indicated Mineral Resources, has been an important area of focus for the Company, as it continues to grow the project in a low-risk, low-cost, value accretive manner. As a key value driver for the Company, metallurgical testing began at the Buckreef Main Zone in June of 2021, whereby a straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL was developed by SGS Canada. In a laboratory, bulk sample testing returned gold recoveries between 85.3% to 95.4%. In June 2023, a 6,500-tonne bulk sample of sulphide ore was tested on site at Buckreef Gold's existing milling facility. This successful test reported gold recoveries from sulphide ore of 88.7%. The recent and much larger metallurgical variability study[3] reported on in October 2024, reiterates results from past test work and is now of greater importance as Buckreef Gold is processing a higher proportion of sulphide ore (80% sulphides to 20% oxides) at its newly expanded milling facility. As part of this recent phase of test work, drill core from a total of 18 metallurgical holes (2,367 meters) along the entire strike of the Buckreef Main deposit, were blended into samples that were then processed and tested against variable benchmarks within a processing flowsheet. Highlights from the results demonstrate:

- **A finer grind size leads to a higher gold recovery:** Batch samples were each milled at a specific grind size, incrementally finer in nature, resulting in incrementally improved gold recovery grades. The gold recovery rate increased from 81.2% to 92.5% as the grind became finer from 80% - 53 µm to 80% - 5 µm.
- **Results in line with current operational performance:** For the 15 composites tested in the most recent study, recovery rates ranged from 79.9% to 87.0% in a gravity + floatation + leaching test at a grind size of 80% - 75 µm, which is consistent with what is being experienced in current operations. Buckreef Gold is also experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 µm, further supporting the fact that increased grinding will lead to higher recovery rates.
- **Potential for an increase in gold recovery:** Test results showed that the gold is finely disseminated in the pyrite and improved recoveries can be achieved by grinding finer below 25µm. An upgrade of the existing Buckreef Process Plant flowsheet to include rougher flotation and subsequent regrinding of the flotation concentrate, by using the regrind ball mill, is expected to achieve the targeted grind size (gold liberation) with minimum energy consumption. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries.
- **Low cost expansion opportunities can continue:** The positive grade recovery results and increased understanding of the metallurgy of the Buckreef Gold Project provide the Company with the optionality for near term mine planning of the sulphide ore. The results also speak to the robust project economics of the Buckreef Gold Project. The Company is currently in the process of evaluating ways to expedite potential future plant expansions and optimizations.
- **Positive outlook for additional Mineral Resources:** This also bodes well for future Mineral Resource development, as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.




During the second half of fiscal 2025, the Company focused on the following metallurgical testwork programs as part of its current flowsheet optimisation and future expanded flowsheet development:

Gold deportment testing across various geo-metallurgical domains within the Buckreef Main Zone:

Samples from 4 distinct geographical areas were assessed for mineralogical variability and gold deportment with the following broad results:

Areas to the central west and south of the Main Zone (Geo-metallurgical Domains 1 and 2) contain comparatively higher quartz and free milling gold particles. Areas to the central east and north (Geo-metallurgical Domains 3 and 4) contain comparatively higher fine gold associated with pyrites/sulphides.

Both geo-metallurgical domains demonstrate a good response to intense oxidation ahead of leaching, with Domains 3 and 4 showing up to a 4% recovery increase. These results led to the inclusion of pre-oxidation plant, known as an Aachen ® Reactor and Oxygen plant feeding into the pre-leach tank.

Flotation and Concentrate Leach Optimization Testwork:

Approximately 1.3t of core from holes across the strike and vertical extents of the Main Zone and Stamford Bridge were prepared and sent to South Africa for a large program of flotation and leach optimization (including vendor testing) as well as optimization testwork to advance the design of the flotation and fine-grind circuit. Additional comminution testwork was also completed to advance the SAG and Ball Mill ("SABM") circuit design.

The flotation optimisation testwork identified an optimal pre-flotation particle size (p80 of 75 microns) and reagent regime that produced high gold recoveries (88% - 91%) to a flotation concentrate at mass pulls of 10% - 15%.

Vendor testing has been conducted for tendering purposes and intensive leaching testwork is continuing with various sizes of fine-ground concentrate.

SAG and Ball Mill Circuit Design:

The recent comminution testwork includes developing indices for the SAG and Ball Mill, as well as abrasivity for wear estimates.

Following completion of the flotation size optimization testwork, modelling for the SABM circuit is now underway and is expected to be completed in December 2025, which will then allow the SAG Mill tender process to commence.


Financial Highlights – Fourth Quarter and Year Ended 2025

For the three months ended August 31, 2025, Buckreef Gold poured 6,404 ounces of gold (Q4 2024: 5,767 ounces) and sold 6,977 ounces of gold (Q4 2024: 5,715 ounces) at an average realized price (net)[1] of $3,363 per ounce (Q4 2024: $2,412 per ounce), recognizing revenue of $23.5 million, an increase over the prior year comparative period (Q4 2024: $13.6 million). During Q4 2025, gold ounces sold were higher than gold ounces produced as the Company had set aside 646 ounces in inventory in Q3 2025 (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. During Q4 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025.

Cost of sales, which include production costs, royalties and depreciation, was $10.9 million (Q4 2024: $7.0 million), generating a gross profit of $12.6 million, an increase over the prior year comparative period (Q4 2024: $6.6 million). Gross profit margins benefited from an increase in head grade during Q4 2025 (Q4 2025: 1.95 g/t, Q4 2024: 1.66 g/t) following completion of the Stage 1 waste stripping campaign, which began to provide access to higher grade ore blocks benefiting production in Q4 2025.

Q4 2025 ounces sold (6,977 ounces) generated positive operating cash flow of $8.5 million, an increase over the prior year comparative period (Q4 2024: $6.0 million). Q4 2025 operating cash flow was higher than the prior year comparative period mainly due to the impact of higher ounces of gold sold and a higher average realized gold price during the quarter (Q4 2025: $3,363 per ounce, Q4 2024: $2,412 per ounce). Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger project as outlined in the PEA.

As at August 31, 2025, the Company had a cash balance of $7.8 million and positive working capital of $5.7 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the prepaid gold purchase agreement (non-cash) (August 31, 2024: $0.4 million). During Q4 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company's current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.3 at August 31, 2025, after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

For the twelve months ended August 31, 2025, Buckreef Gold produced and sold 18,935 and 19,213 ounces of gold, respectively (2024: 19,389 and 19,075 ounces of gold, respectively). The Company recognized revenue of $57.6 million, an increase over the prior year comparative period (2024: $41.2 million) and cost of sales was $33.7 million (2024: $23.2 million) generating a gross profit of $23.9 million, an increase over the prior year comparative period (2024: $17.9 million). The Company recorded net income of $6.6 million (2024: $3.5 million) and generated positive operating cash flow of $16.3 million (2024: $15.3 million) which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended August 31, 2025, the Company incurred a total of $3.8 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including expenditures related to purchased and leased mobile equipment to supplement the contractor-owned fleet with an owner's operated fleet for Buckreef's mining operations, purchase of a new crane to replace a higher cost rental crane, construction of new camp accommodation (including new process plant mess and administration offices), dewatering pumps to support mining activity during the wet season, processing plant security system upgrades, fuel management system enhancements, and construction of a significantly expanded TSF to provide storage until early Q3 2026.


For the twelve months ended August 31, 2025, the Company incurred a total of $15.6 million in cash capital expenditures, mainly related to expenditures related to finalizing the process plant expansion to 2,000 tpd in Q1 2025, equipment purchases and leases for mobile equipment to supplement the contractor-owned fleet with an owner's operated fleet, processing plant security system upgrades, PEA study costs related to the larger project, dewatering pumps to support mining activity during the wet season, construction of new camp accommodation, pre-stripping mine development activity and construction of a significantly expanded TSF to provide storage until early Q3 2026.

Selected Financial Information

The following information has been extracted from the Company's consolidated financial statements for the three and twelve months ended August 31, 2025, prepared in accordance with IFRS.

$(000's)	As at and for the three months ended August 31, 2025	As at and for the twelve months ended August 31, 2025	As at and for the three months ended August 31, 2024	As at and for the twelve months ended August 31, 2024
Net income (loss) and comprehensive income (loss) attributable to shareholders	2,445	687	2,055	(470)
Basic income (loss) per share	0.01	0.00	0.01	(0.00)
Total assets	117,252	117,252	98,860	98,860
Total long term financial liabilities	18,427	18,427	11,538	11,538

Financial Results

Three months ended August 31, 2025

	Three months ended August 31,	
	2025	2024
Revenue	23,504	13,622
Cost of sales	(10,927)	(7,035)
Gross profit	12,577	6,587
General and administrative expense	(1,404)	(1,528)
Change in fair value of derivative financial instruments	(199)	1,948
Foreign exchange	(334)	99
Interest, net and other expense	(429)	(782)
Income tax expense	(4,946)	(3,040)
Net income and comprehensive income	5,265	3,284
Net income and comprehensive income attributable to non-controlling interests	2,820	1,229
Net income and comprehensive income attributable to shareholders	2,445	2,055

Revenue

For the three months ended August 31, 2025, the Company recognized revenue of $23.5 million (Q4 2024: $13.6 million). The increase in revenue is primarily related to higher ounces of gold sold and a higher average realized gold price compared to the prior year comparative period. During the period, the Company sold 6,977 ounces of gold (Q4 2024: 5,715 ounces) at an average realized price (net)[1] of $3,363 per ounce (Q4 2024: $2,412 per ounce). During Q4 2025, gold ounces sold were higher than gold ounces produced as the Company sold 646 ounces that had been set aside in inventory in Q3 2025 (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in


line with Section 59 of the Tanzanian Mining Act. During Q4 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025.

Cost of sales

Cost of sales for the three months ended August 31, 2025, was $10.9 million (Q4 2024: $7.0 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the estimated total recoverable ounces of gold to which they relate and are considered probable of economic extraction.

For the three months ended August 31, 2025, the Company recorded production costs of $8.0 million (Q4 2024: $5.3 million) and royalties of $1.4 million (Q4 2024: $1.0 million) based on statutory royalty rates in Tanzania. As part of the Gold Sale Service Agreement with the BoT, the Company benefits from a reduced royalty rate of 4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty.

Cash cost[1] which includes production costs and royalties were $1,354 per ounce (Q4 2024: $1,100 per ounce). The increase in cost of sales and cash cost[1] compared to the prior year comparative period is primarily due to a lower proportion of capitalized stripping costs following completion of the Stage 1 stripping campaign in Q3 2025, partially offset by an increase in head grade of 1.95 g/t (Q4 2024: 1.66 g/t) following completion of the Stage 1 waste stripping campaign, which began to provide access to higher grade ore blocks benefiting production in Q4 2025.

Following declaration of commercial production on November 1, 2022, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. For the three months ended August 31, 2025, the Company recorded depreciation of $1.5 million (Q4 2024: $0.7 million).

General and administrative expenses

During the three months ended August 31, 2025, the Company recorded general and administrative expenses of $1.4 million compared to $1.5 million for the prior year period. The variance was mainly due to one-time legal costs incurred in the prior year comparative period related to changes in employee personnel.

Change in fair value of derivative financial instruments

During the three months ended August 31, 2025, the Company recorded a loss on change in fair value of derivative financial instruments of $0.2 million compared to a gain of $1.9 million in the prior year period. The loss on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a quarterly increase in the Company's share price (Q4 2025: $0.37, Q3 2025: $0.33), a reduction in the remaining term of the warrants (due to the passage of time), and a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the three months ended August 31, 2025, the Company recorded interest and other expense of $0.4 million, compared to $0.8 million for the prior year period. Interest and other expense is primarily comprised of interest on equipment leases and accretion related to the gold prepayment facility and reclamation liability.

Income tax expense

Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended August 31, 2025, the


Company recorded income tax expense of $4.9 million (Q4 2024: $3.0 million), comprised of a current income tax expense of $1.4 million (Q4 2024: $0.8 million) and deferred income tax expense of $3.5 million (Q4 2024: $2.2 million) based on current Tanzanian statutory tax rates.

Net income and comprehensive income

The Company reported net income for the three month period ended August 31, 2025, of $5.3 million ($2.4 million net income attributable to shareholders, basic and diluted earnings per share of $0.01) compared to net income of $3.3 million in the prior year period ($2.1 million net income attributable to shareholders, basic and diluted earnings per share of $0.01). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit as the Company sold 6,977 ounces of gold at a record average realized price (net)[1] of $3,363 per ounce, partially offset by a loss on change in fair value of derivative financial instruments due to an increase in the Company's share price and an increase in income tax expense as a result of higher net income compared to the prior year period.

Twelve months ended August 31, 2025

	Twelve months ended August 31,	
	2025	2024
Revenue	**57,613**	41,158
Cost of sales	**(33,675)**	(23,229)
Gross profit	**23,938**	17,929
General and administrative expense	**(7,952)**	(6,889)
Change in fair value of derivative financial instruments	**1,262**	1,023
Foreign exchange	**(431)**	284
Interest, net and other expense	**(2,360)**	(2,011)
Income tax expense	**(7,891)**	(6,826)
Net income and comprehensive income	**6,566**	3,510
Net income and comprehensive income attributable to non-controlling interests	**5,879**	3,980
Net income (loss) and comprehensive income (loss) attributable to shareholders	**687**	(470)

Revenue

For the twelve months ended August 31, 2025, the Company recognized revenue of $57.6 million (2024: $41.2 million). The increase in revenue is primarily related to higher ounces of gold sold and a higher average realized gold price compared to the prior year comparative period. During the period, the Company sold 19,213 ounces of gold (2024: 19,075 ounces) at an average realized price (net)[1] of $3,033 per ounce (2024: $2,179 per ounce).

Cost of sales

Cost of sales for the twelve months ended August 31, 2025, was $33.7 million (2024: $23.2 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the estimated total recoverable ounces of gold to which they relate and are considered probable of economic extraction. For the twelve months ended August 31, 2025, the Company recorded production costs of $25.9 million (2024: $17.9 million) and royalties of $4.0 million (2024: $3.1 million) based on statutory royalty rates in Tanzania (4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty).


Cash cost[1] which includes production costs and royalties were $1,530 per ounce (2024: $1,103 per ounce). The increase in cost of sales and cash cost[1] compared to the prior year comparative period is primarily related to a higher proportion of mining costs (due to an increase in waste tonnes mined) and a decrease in head grade during the twelve months ended August 31, 2025 (2025: 1.53 g/t, 2024: 2.19 g/t), partially offset by lower processing cost per tonne (2025: $14.90, 2024: $20.07). Mining costs and head grade were impacted by the scheduled waste stripping campaign during the first half of fiscal 2025 which began to provide access to higher grade ore blocks benefiting production later in the second half of fiscal 2025. Royalties were higher due to the impact of the statutory royalty rate on higher quarterly revenue as a result of a higher average realized price (net)[1] of $3,033 per ounce (2024: $2,179 per ounce). While cost of sales increased relative to the prior year comparative period, gross profit of $23.9 million increased relative to the prior year comparative period (2024: $17.9 million) as the Company benefited from a higher ounces of gold sold and a higher average realized gold price.

On November 1, 2022, the Company declared commercial production for the processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput at nameplate capacity. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the twelve months ended August 31, 2025, the Company recorded depreciation of $3.8 million (2024: $2.2 million).

General and administrative expenses

During the twelve months ended August 31, 2025, the Company recorded general and administrative expenses of $8.0 million compared to $6.9 million for the prior year period. The variance compared to the prior year period was mainly due to one-time legal and severance costs related to changes in employee personnel during Q2 2025, combined with timing of recognition of year-end incentives, including grants of equity based compensation.

Change in fair value of derivative financial instruments

During the twelve months ended August 31, 2025, the Company recorded a gain on change in fair value of derivative financial instruments of $1.3 million compared to a gain of $1.0 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a decrease in the Company's share price (Q4 2025: $0.37, Q4 2024: $0.39), a reduction in the remaining term of the warrants (due to the passage of time), and a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the twelve months ended August 31, 2025, the Company recorded interest and other expense of $2.4 million compared to $2.0 million in the prior year period. This is primarily due to previously capitalized deferred financing costs that were expensed upon expiry of the equity line of credit with Lincoln Park Capital Fund, LLC in mid-January 2025, and upon termination of the initial At The Market Offering Agreement with H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC, prior to subsequent renewal in Q2 2025.

Income tax expense

Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. During the twelve months ended August 31, 2025, the Company recorded income tax expense of $7.9 million (2024: $6.8 million), comprised of a current income tax expense of $1.7 million (2024: $1.6 million) and deferred income tax expense of $6.2 million (2024: $5.2 million) based on current Tanzanian statutory tax rates.


Net income (loss) and comprehensive income (loss)

The Company reported net income for the twelve month period ended August 31, 2025, of $6.6 million ($0.7 million net income attributable to shareholders, basic and diluted earnings per share of $0.00) compared to net income of $3.5 million in the prior year period ($0.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.00). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit as the Company sold 19,213 ounces of gold at a record average realized price (net)[1] of $3,033 per ounce, combined with a gain on change in fair value of derivative financial instruments due to a decrease in the Company's share price compared to the prior year period. This was partially offset by an increase in general and administrative expenses due to one-time legal and severance costs related to changes in employee personnel during Q2 2025, combined with timing of recognition of year-end incentives, and an increase in interest and other expense due to previously capitalized deferred financing costs that were expensed during Q2 2025.

Summary of Quarterly Results

($(000's), except per share amounts) US$ unless otherwise stated	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Net income (loss) and comprehensive income (loss)	5,265	1,105	(1,941)	2,137	3,284	(1,656)	1,921	(39)
Net income (loss) and comprehensive income (loss) attributable to:								
Non-controlling interest	2,820	1,323	580	1,156	1,229	983	841	927
Shareholders	2,445	(218)	(2,521)	981	2,055	(2,639)	1,080	(966)
Net income (loss) and comprehensive income (loss)	5,265	1,105	(1,941)	2,137	3,284	(1,656)	1,921	(39)

During the three months ended August 31, 2025, the Company reported net income of $5.3 million ($2.4 million net income attributable to shareholders), compared to net income of $1.1 million ($0.2 million net loss attributable to shareholders) in the prior quarter (Q3 2025). The increase in net income compared to the prior quarter is primarily due to an increase in gross profit following higher ounces of gold sold (Q4 2025: 6,977 ounces, Q3 2025: 3,995 ounces) and an increase in average realized price (Q4 2025: $3,363, Q3 2025: $3,114).

Liquidity and Capital Resources

At August 31, 2025, the Company had $7.8 million of cash, an increase in net cash of approximately $1.3 million from Q3 2025 (August 31, 2024: $8.3 million) and positive working capital of $5.7 million after adjusting for liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the prepaid gold purchase agreement (non-cash) (August 31, 2024: $0.4 million). During Q4 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company's current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.3 at August 31, 2025 after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

The decrease in cash of $0.5 million over August 31, 2024, was primarily due to operating cash flow being offset by an increase in the capital investment in Buckreef Gold. During the twelve months ended August 31, 2025, the Company poured 18,935 ounces of gold and sold 19,213 ounces of gold which contributed to positive operating cash flow of $16.3 million. The increase in operating cash flow was offset by an increase in capital expenditures and equipment lease payments during the twelve months ended August 31, 2025. The Company incurred a total of $15.6 million in cash capital expenditures and equipment lease payments during the year. Capital expenditures mainly related to expenditures related to finalizing the process plant expansion to 2,000 tpd in Q1 2025, equipment purchases and leases for mobile equipment to supplement the contractor-owned fleet with an owner's operated fleet, processing plant security system upgrades, PEA study costs related to the larger project, dewatering pumps to support mining activity during the wet season, construction of new camp accommodation, pre-stripping mine development activity and


construction of a significantly expanded TSF to provide storage until early Q3 2026.

To help supplement the Company's liquidity and to fund productivity enhancing purchases, during 2022 the Company entered into a prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. ("OCIM Agreement"). During the year ended August 31, 2025, the Company drew $0.5 million (2024 - $2.5 million) in exchange for delivering 204 ounces of gold (2024 - 1,369 ounces of gold) under the OCIM Agreement. The $0.5 million drawdown in Q1 2025 was used to help finance the procurement of heavy equipment and haul trucks to supplement the contractor-owned fleet with an owner's operated fleet for Buckreef's mining operations.

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. ("Auramet Gold Prepayment Facility") through which Buckreef may, at its discretion, sell to up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. At current gold spot prices, this facility can provide access to approximately $4.0 million for working capital purposes. This facility will help provide increased financial flexibility to help manage working capital fluctuations and to accelerate growth. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated. As at August 31, 2025, the Company had 1,000 gold ounces outstanding under the Auramet Gold Prepayment Facility. On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold.

During Q2 2025, the Company also entered into its first ever credit agreement with Stanbic Bank Tanzania Limited ("Stanbic") and renewed it's At The Market Offering Agreement ("ATM") with H.C. Wainwright & Co., LLC ("H.C. Wainwright") as Lead Agent and Roth Capital Partners, LLC ("Roth Capital") as Co-Agent. The combination of these facilities provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term.

The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing ("VAF") facility that may be used at the Company's discretion. The $5 million revolving credit facility has a maximum tenor of twelve months and the $4 million VAF facility has a maximum tenor of thirty-six months. The revolving credit facility provides the Company with access to supplementary liquidity and may be used to support the working capital requirements of the business at the Company's discretion. This facility will allow the Company to make cost effective decisions for deployment of capital across its operations to support continued expansion and growth. The revolving credit facility and VAF facility include standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. This is the first credit facility entered into by Buckreef Gold. As at August 31, 2025, the Stanbic facility was undrawn (August 31, 2024 - $nil). In September 2025, the credit limits under the Stanbic Facility were amended to $4.0 million for the overdraft and short-term revolving credit facility and $5.0 million for the VAF Facility.

The Company renewed it's At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC, which expired in mid-January 2025 pursuant to its terms.

The Company intends to use the ATM prudently based on prevailing market conditions. If TRX Gold chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for drilling, exploration and technical work for the development of the sulphide mineralized material at the Buckreef Gold Project, and for working capital and other general corporate purposes. As at August 31, 2025, no shares have been sold under the ATM agreement.


As of August 31, 2025, the Company has accumulated losses of $121.2 million since inception (August 31, 2024: $121.9 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2025, these licenses remained in good standing, and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company's financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 19 of the Consolidated Financial Statements for the year ended August 31, 2025.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the "Omnibus Plan"), which was approved by the shareholders on August 16, 2019, and subsequently reapproved by the shareholders on February 25, 2022, and February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units ("PSUs") (collectively, the "Omnibus Plan Awards"), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2024, and the Information Circular dated January 15, 2025, filed on SEDAR+ on January 28, 2025.

The Omnibus Plan provides for the grant of other share-based awards to participants ("Other Share-Based Awards"), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.


Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Material accounting policies as well as any changes in accounting policies are discussed in Note 3 "Material Accounting Policies" of the Company's Consolidated Financial Statements for the year ended August 31, 2025.

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers' reports and filings. The following table provides a reconciliation of average realized price per ounce of gold sold to revenue per the financial statements for the three and twelve months ended August 31, 2025.

	Three Months Ended August 31, 2025	Three Months Ended August 31, 2024	Twelve Months Ended August 31, 2025	Twelve Months Ended August 31, 2024
Revenue per financial statements	$ 23,504	$ 13,622	$ 57,613	$ 41,158
Interest recognized from Auramet prepaid gold purchase agreement	(42)	-	(115)	-
Revenue recognized from OCIM prepaid gold purchase agreement	-	(958)	(2,319)	(3,048)
Revenue from gold sales	23,462	12,664	55,179	38,110
Ounces of gold sold	6,977	5,715	19,213	19,075
Ounces of gold sold from OCIM prepaid gold purchase agreement	-	(465)	(1,023)	(1,587)
Ounces from gold sales (net of OCIM prepaid gold purchase agreement)	6,977	5,250	18,190	17,489
Average realized price (gross)	$ 3,369	$ 2,384	$ 2,999	$ 2,158
Average realized price (net)	$ 3,363	$ 2,412	$ 3,033	$ 2,179

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers' reports and filings. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2025.

	Three Months Ended August 31, 2025	Three Months Ended August 31, 2024	Twelve Months Ended August 31, 2025	Twelve Months Ended August 31, 2024
Cost of sales per financial statements	$ 10,927	$ 7,035	$ 33,675	$ 23,229
Less:				
Depreciation	$ (1,482)	$ (749)	$ (3,791)	$ (2,195)
Costs related to settlement of OCIM gold purchase agreement	$ -	$ -	$ (1,125)	$ -
Total cash cost	$ 9,445	$ 6,286	$ 28,759	$ 21,034
Ounces of gold sold	6,977	5,715	19,213	19,075
Less:				
Ounces related to settlement of OCIM gold purchase agreement	-	-	(422)	-
Total ounces of gold sold net of OCIM gold purchase agreement settlement	6,977	5,715	18,791	19,075
Cash cost per ounce of gold sold	$ 1,354	$ 1,100	$ 1,530	$ 1,103

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers' reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.

Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income


(loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

- One-time severance and legal expenses;
- Change in fair value of derivative financial instruments;
- Accretion related to the provision for reclamation; and
- Share-based compensation expense.

The following table provides a reconciliation of net income and comprehensive income to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2025.

	Three Months Ended August 31, 2025	Three Months Ended August 31, 2024	Twelve Months Ended August 31, 2025	Twelve Months Ended August 31, 2024
Net income and comprehensive income per financial statements	5,265	3,284	6,566	3,510
Add:				
Depreciation	1,482	749	3,791	2,195
Interest, net and other expense	429	782	2,360	2,011
Non-recurring severance and legal expenses	1	-	432	-
Income tax expense	4,946	3,040	7,891	6,826
Change in fair value of derivative financial instruments	199	(1,948)	(1,262)	(1,023)
Share-based payment expense	365	250	2,247	1,743
Adjusted EBITDA	**12,687**	**6,157**	**22,025**	**15,262**

The Company has included "average realized price per ounce of gold sold", "cash cost per ounce of gold sold" and "Adjusted EBITDA" as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company's operational performance. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at August 31, 2025, there were 284,861,895 common shares outstanding, 36,190,769 share purchase warrants outstanding, 5,407,926 RSUs outstanding, nil PSUs/DSUs outstanding, and 14,924,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company's Form 40-F Annual Report for the year ended August 31, 2025, filed with the SEC on December 1, 2025, and on SEDAR+ as the Company's Annual Information Form on December 1, 2025.


Disclosure Controls and Procedures and Internal Control Over Financial Reporting

In compliance with the requirements of U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 ("SOX") and the corresponding requirements of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting ("ICFR").

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements.

Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change. There have been no material changes in our internal controls during the year ended August 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR as at August 31, 2025. As of the end of the period covered by this MD&A and the accompanying financial statements, management completed its assessment of the effectiveness of the Company's ICFR. In performing this assessment, management used the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded the Company's ICFR was effective as at August 31, 2025.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol "TRX" and also listed on the NYSE American trading under the symbol "TRX". Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company's website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this year end 2025 MD&A. A copy of this year end 2025 MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.



Endnotes

[1] Refer to "Non-IFRS Performance Measures" section.

[2] Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been HQ size and recoveries are consistently 100% across all drill hole intercepts reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses were performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis were performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A from the "Buckreef Main Zone NEE" prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the Northeast. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

The results summarized in this MD&A from the "Stamford Bridge" target show intercepts that confirm an interpreted mineralized shear zone trending 070 degrees (ENE) that is over a km long. The intersections reported only covers the first 100 m strike length, they are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

[3] Notes Regarding Sample Protocol from Metallurgical Variability Test Results: A 1 kg aliquot of each of Composite 3 to Composite 14 at a crush size of 100% - 1.18 mm were blended to form the master composite. The master composite was split into 1 kg aliquots using a rotary splitter. Three 1 kg aliquots from the master composite were milled in a rod mill to target grinds of 80% - 53 μm, 80% - 38 μm and 80% -25 μm. A 200 g aliquot was split from the 80% - 53 μm and wet milled in a ceramic charged ball mill to a target grind of 80% - 5 μm. The grinds were checked by screening the milled material on the specific screens and weighing the oversize material. A 20 g aliquot of the 80% - 5 μm was submitted to an external laboratory for particle size distribution. One 500 g aliquot of the milled sample was submitted for the head chemical analysis.

Annual Consolidated Financial Statements



TRX Gold Corporation
Audited Consolidated Financial Statements

For the years ended
August 31, 2025 and 2024

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of TRX Gold Corporation (the "Company") were prepared by management in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board ("IASB"). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The material accounting policies of the Company are summarized in *Note 3* to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Stephen Mullowney"
Stephen Mullowney
Chief Executive Officer

"Michael P. Leonard"
Michael P. Leonard
Chief Financial Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have conducted an evaluation of the design and effectiveness of the Company's ICFR as of August 31, 2025. In making this assessment, the Company's management used the criteria established in *Internal Control – Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded the Company's ICFR was effective as at August 31, 2025.

The effectiveness of the Company's ICFR as at August 31, 2025 has been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as stated in their report appearing herein.



DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of TRX Gold Corporation (the "Company") as of August 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 1, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Vancouver	Surrey	Tri-Cities	Victoria
1500 - 1140 West Pender St.	200 - 1688 152 St.	700 - 2755 Lougheed Hwy	320 - 730 View St.
Vancouver, BC V6E 4G1	Surrey, BC V4A 4N2	Port Coquitlam, BC V3B 5Y9	Victoria, BC V8W 3Y7
604.687.4747	604.531.1154	604.941.8266	250.800.4694

CRITICAL AUDIT MATTER	HOW THE MATTER WAS ADDRESSED IN THE AUDIT
Evaluation of capitalized stripping costs incurred during production As discussed in Note 4 c) of the financial statements, management applies significant judgement to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset. As disclosed in Note 8, capitalized striping costs were $4,839,000 for the year ended August 31, 2025. We identified the evaluation of capitalized stripping costs incurred during production as a critical audit matter due to the materiality of the balance as well as complexity of the estimates made by management. Auditing these estimates required a high degree of auditor subjectivity in applying audit procedures to evaluate the magnitude of costs incurred and the activity to which the costs relate and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.	The procedures we performed to address this critical audit matter included the following, among others: • Evaluated the effectiveness of the Company's controls over managements' assessment and evaluation of capitalized stripping costs incurred during production; • Evaluated the professional qualifications, knowledge and ability of the persons responsible for preparing the mine plan and determining the strip ratio reflected in the updated mine plan; • Evaluated management's forecast process by comparing with actual results; • Assessed the reasonability of strip ratio and performed sensitivity analysis for change in strip ratio; • Tested production costs to assess reasonability of capitalized stripping costs relating to production; • Assessed the allocation of production costs between capitalized stripping costs and inventories; and • Ensured key assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2016
Vancouver, Canada
December 1, 2025



DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TRX Gold Corporation and subsidiaries (the "Company"), as of August 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2025 of the Company and our report dated December 1, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Vancouver	Surrey	Tri-Cities	Victoria
1500 - 1140 West Pender St. Vancouver, BC V6E 4G1 604.687.4747	200 - 1688 152 St. Surrey, BC V4A 4N2 604.531.1154	700 - 2755 Lougheed Hwy Port Coquitlam, BC V3B 5Y9 604.941.8266	320 - 730 View St. Victoria, BC V8W 3Y7 250.800.4694

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
December 1, 2025

TRX Gold Corporation
Consolidated Statements of Financial Position
(Expressed in Thousands of US Dollars)

	Note	August 31, 2025	August 31, 2024
Assets			
Current assets			
Cash		$ 7,770	$ 8,331
Amounts receivable	5	3,818	1,958
Prepayments and other assets	6	1,237	1,246
Inventories	7	13,018	6,249
Total current assets		25,843	17,784
Other long-term assets	5	3,916	3,259
Mineral property, plant and equipment	8	87,493	77,817
Total assets		$ 117,252	$ 98,860
Liabilities			
Current liabilities			
Amounts payable and accrued liabilities		$ 18,164	$ 15,545
Income tax payable		753	1,411
Current portion of deferred revenue	10	3,408	1,653
Current portion of lease liabilities	11	1,201	401
Derivative financial instrument liabilities	12	1,011	2,273
Total current liabilities		24,537	21,283
Lease liabilities	11	1,606	942
Deferred income tax liability	9	15,670	9,505
Provision for reclamation	13	1,151	1,091
Total liabilities		42,964	32,821
Equity			
Share capital	15	168,001	165,945
Share-based payments reserve	16	8,778	9,151
Warrants reserve	17	1,700	1,700
Accumulated deficit		(121,206)	(121,893)
Equity attributable to shareholders		57,273	54,903
Non-controlling interest	18	17,015	11,136
Total equity		74,288	66,039
Total equity and liabilities		$ 117,252	$ 98,860

Approved by the Board of Directors, original signed by:

Stephen Mullowney, Chief Executive Officer   Michael P. Leonard, Chief Financial Officer

---

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Consolidated Statements of Income and Comprehensive Income
(Expressed in Thousands of US Dollars, except per share amounts)

		For the year ended August 31,	
	Note	2025	2024
Revenue	24	$ 57,613	$ 41,158
Cost of sales			
Production costs		(25,873)	(17,940)
Royalty		(4,011)	(3,094)
Depreciation		(3,791)	(2,195)
Total cost of sales		(33,675)	(23,229)
Gross profit		23,938	17,929
General and administrative expenses	20	(7,952)	(6,889)
Change in fair value of derivative financial instruments	12	1,262	1,023
Foreign exchange (losses) gains		(431)	284
Interest and other expenses	21	(2,360)	(2,011)
Income before tax		14,457	10,336
Income tax expense	9	(7,891)	(6,826)
Net income and comprehensive income		$ 6,566	$ 3,510
Net income (loss) and comprehensive income (loss) attributable to:			
Shareholders	14	$ 687	$ (470)
Non-controlling interest	18	5,879	3,980
Net income and comprehensive income		$ 6,566	$ 3,510
Earnings (loss) per share attributable to shareholders			
Basic and diluted earnings (loss) per share	14	$ 0.00	$ (0.00)

TRX Gold Corporation
Consolidated Statements of Changes in Equity
(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves					
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interest	Total equity
Balance at August 31, 2023	277,625,317 $	164,816	$ 8,807 $	1,700 $	(121,423) $	53,900 $	7,156 $	61,056
Shares issued for share-based payments (Note 16)	2,565,419	1,129	(1,121)	-	-	8	-	8
Share-based compensation expense (Note 16)	-	-	2,018	-	-	2,018	-	2,018
Withholding tax impact on share-based payments	-	-	(553)	-	-	(553)	-	(553)
Net (loss) income for the year	-	-	-	-	(470)	(470)	3,980	3,510
Balance at August 31, 2024	280,190,736 $	165,945	$ 9,151 $	1,700 $	(121,893) $	54,903 $	11,136 $	66,039
Shares issued for share-based payments (Note 16)	4,671,159	2,056	(2,056)	-	-	-	-	-
Share-based compensation expense (Note 16)	-	-	2,461	-	-	2,461	-	2,461
Witholding tax impact on share-based payments	-	-	(778)	-	-	(778)	-	(778)
Net income for the year	-	-	-	-	687	687	5,879	6,566
Balance at August 31, 2025	284,861,895 $	168,001	$ 8,778 $	1,700 $	(121,206) $	57,273 $	17,015 $	74,288

The accompanying notes are an integral part of these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in Thousands of US Dollars)

	Note	For the year ended August 31,	
		2025	2024
Operating			
Net income		$ 6,566	$ 3,510
Adjustments for items not involving cash:			
Non-cash items	26	14,610	9,126
Changes in non-cash working capital:			
Increase (decrease) in amounts receivable		(1,387)	184
Increase in inventories		(5,570)	(929)
(Increase) decrease in prepaid and other assets		(484)	217
Increase in amounts payable and accrued liabilities		3,312	2,819
(Decrease) increase in income tax payable		(767)	389
Cash provided by operating activities		$ 16,280	$ 15,316
Investing			
Exploration and evaluation assets and expenditures		$ (913)	$ (417)
Purchase of mineral property, plant and equipment		(12,789)	(13,261)
Increase in other long-term assets		(657)	(311)
Cash used in investing activities		$ (14,359)	$ (13,989)
Financing			
Financing costs paid		$ (475)	$ -
Withholding taxes on settlement of share-based payments		(778)	(553)
Lease payments	11	(1,229)	(72)
Cash used in financing activities		$ (2,482)	$ (625)
Net (decrease) increase in cash		$ (561)	$ 702
Cash at beginning of the year		8,331	7,629
Cash at end of the year		$ 7,770	$ 8,331
Taxes paid in cash	9	$ 994	$ 1,218
Interest paid on leases	11	$ 351	$ 3

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

1. **Nature of operations**

TRX Gold Corporation ("TRX Gold" or the "Company") was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). On March 27, 2025, the Company completed its continuance from the jurisdiction of the Province of Alberta into the Province of British Columbia under the *Business Corporations Act* (British Columbia) ("Continuance"). The Company's principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania ("Tanzania").

Subsequent to the Continuance, the Company's registered office is 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, Canada. The Company's principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company's common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to continue the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2. **Basis of preparation**

a) **Statement of compliance**

The Company's consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the Board of Directors of the Company on November 26, 2025.

b) **Basis of presentation and measurement**

All amounts in these consolidated financial statements are presented in United States dollars and rounded to the nearest thousand unless otherwise stated. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars. These consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 23.

3. **Material accounting policies**

a) **Basis of consolidation**

The consolidated financial statements are prepared by consolidating the financial statements of the Company and its subsidiaries as defined in IFRS 10, *Consolidated Financial Statements*. The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

The material subsidiaries whose financial information is consolidated in these financial statements of the Company include:

	Country of incorporation	Ownership interest as at August 31, 2025	Ownership interest as at August 31, 2024
TRX Gold Tanzania Limited	Tanzania	100%	100%
Tancan Mining Co. Limited	Tanzania	100%	100%
Buckreef Gold Company Ltd.	Tanzania	55%	55%

In preparing the consolidated financial statements, all inter-company balances and transactions between entities in the group, including any unrealized profits or losses, have been eliminated.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity therein. Non-controlling interests consist of the fair value of net assets acquired at the date of the original business combination and the non-controlling interests' share of changes in equity since the date of the business combination. Total comprehensive profit or loss is attributed to non-controlling interests even if this results in non-controlling interests having a deficit balance.

b) Functional and presentation currency

The functional currency of each of the Company's entities is measured using the currency of the primary economic environment in which that entity operates. The functional currency of all entities within the group is the USD, which is also the Company's presentation currency.

Foreign currency transactions are translated into the functional currency at exchange rates prevailing at the transaction date. Foreign currency monetary items are translated at period-end exchange rates. Differences arising on settlement of foreign currency transactions or translation of monetary items are recognized in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. Differences arising on translation of non-monetary items are treated in line with the recognition of the change in fair value of such an item.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts which are repayable on demand and form an integral part of an entity's cash management are included as a component of cash and cash equivalents in the statements of cash flows.

d) Inventories

Inventories include ore stockpile, gold in-circuit, gold doré and supplies inventory. The value of production inventories includes direct production costs, mine-site overheads, depreciation on property, plant and equipment used in the production process, and depreciation of capitalized stripping costs and mineral properties, incurred to bring the inventory to their current point in the processing cycle. General and administrative costs not related to production are excluded from inventories. Inventories are carried at the lower of cost and net realizable value ("NRV"). NRV is determined with reference to estimated selling prices, less estimated costs of completion and selling costs. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

- Ore stockpile represents unprocessed ore that has been mined and is available for future processing. Ore stockpile is measured by estimating the recoverable ounces of gold added and removed from the stockpile through physical surveys, assay data and an estimated metallurgical recovery rate. Costs are added to ore stockpile based on current mining costs and are removed at the average cost per ounce of gold in the stockpile.

- Gold in-circuit represents material that is currently being processed to extract the gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. Gold in-circuit is carried at the average of the beginning inventory and the cost of ore material fed into the processing plant plus in-circuit conversion costs.

- Gold doré represents saleable gold in the form of doré bars that have been poured. Included in the costs are the costs of mining and processing activities, including mine-site overheads and depreciation.

- Supplies inventories include equipment parts and other consumables required in the mining and processing activities and are valued at the lower of average cost and net realizable value. Provision for obsolescence is determined by reference to specific inventory items identified.

e) Mineral property, plant and equipment

Mineral property, plant and equipment ("PP&E") are carried at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of PP&E consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Where an item of PP&E comprises major components with different useful lives, the components are accounted for as separate items of PP&E. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss in the period in which they occur.

Depreciation

PP&E are depreciated over their useful lives commencing from the time the respective asset is ready for use. The Company uses the units-of-production method ("UOP") or straight-line basis according to the pattern in which the asset's future economic benefits are expected to be consumed. The UOP method results in a depreciation charge based on the ounces of gold produced in a period as a portion of estimated total recoverable ounces of gold considered probable of economic extraction based on the current life-of-mine ("LOM") plan that benefit from the development and are considered probable of economic extraction.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

Depreciation for each class of PP&E is calculated using the following method:

Class of PP&E	Method	Years
Machinery and equipment	Straight-line	3 – 10 years
Automotive	Straight-line	3 – 5 years
Computer equipment and software	Straight-line	3 – 8 years
Leasehold improvements	Straight-line	5 years
Right-of-use assets	Straight-line	2 – 8 years
Processing plant and related infrastructure	UOP	n/a
Mineral properties	UOP	n/a

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's PP&E and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

An item of PP&E is derecognized upon disposal, when classified as held for sale or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the net proceeds from disposal, if any, and the carrying amount of the asset, is recognized in profit or loss.

i) Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as "Construction in progress". Costs incurred on properties in the development stage are included in the carrying amount of "Construction in progress". A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized.

Construction in progress assets are not depreciated until they are completed and available for use.

Upon the commencement of commercial production, all related assets included in "Construction in progress" are reclassified to PP&E. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

- All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
- A reasonable period of testing of the mine plant and equipment has been completed;
- A predetermined percentage of design capacity of the mine and mill has been reached; and
- Required production levels, grades and recoveries have been achieved.

When a mine development project moves into the commercial production stage, the capitalization of mine development costs ceases and subsequent costs incurred are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, or mineable reserve development. It is also at this point that depreciation commences.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

ii) Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Capitalized stripping costs are depleted using the UOP method based on contained ounces of gold mined as a portion of total contained ounces of gold mineable from an open pit based on the current LOM plan.

iii) Exploration and evaluation expenditures

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. If a property is abandoned, sold or impaired, an appropriate charge will be made to the income statement at the date of such impairment.

The Company reviews the carrying value of capitalized exploration and evaluation expenditures when events or changes in circumstances indicate that the carrying value may not be recoverable.

Examples of such events or changes in circumstances are as follows:

- The period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
- Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If the carrying value exceeds fair value, the property will be written down to fair value with an impairment charge to the income statement in the period of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Once economic viability has been determined for a property and a decision to proceed with development has been approved, exploration and evaluation expenditures previously capitalized are first tested for impairment and then classified as mineral properties.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

f)   Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its PP&E to determine whether there is an indication that those assets may be impaired. If any such indicators exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where

an asset does not generate cash flows independent from other assets, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years.

g)   Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in net profit within the consolidated statement of income and comprehensive income in the period in which they are incurred.

h)   Leases

At the commencement date of a lease, the Company recognizes a lease liability, which is the discounted value of future lease payments using the lease-specific incremental borrowing rate, and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). The Company separately recognizes interest expense on the lease liability and depreciation expense on the right-of-use asset.

The Company recognizes right-of-use assets at the value of the corresponding lease liability, adjusted for any accrued and prepaid lease payments, and less any impairment provisions. Right-of-use assets are capitalized at the commencement date of the lease and comprise of the initial lease liability and initial direct costs incurred by the Company when entering into the lease less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term of the underlying asset or the useful life of the underlying asset if the lessee will exercise a purchase option. Cash flows relating to the reduction of lease liabilities have been presented as cash used in financing activities.

The Company has also elected to classify leases which end within 12 months of the date of initial application as short term leases. The lease payments associated with such leases are recognized as an expense in the income statement.

i)   Decommissioning, restoration and similar liabilities

The Company recognizes provisions for legal and constructive obligations, including those associated with the reclamation of PP&E, when there is a present obligation as a result of exploration, development and production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal or constructive obligation. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using UOP. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the discount rate and amount or timing of the underlying cash flows required to settle the obligation. Future restoration costs are reviewed at each reporting period.

j)   Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Current income tax is calculated on the basis of the law enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income.

Deferred income tax

Deferred income tax is recognized in accordance with the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements at the end of each reporting period. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized, or the liability is settled based on tax rates and laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k) **Financial instruments**

i) **Financial assets**

Financial assets are classified as either financial assets at fair value through profit or loss ("FVTPL"), amortized cost, or fair value through other comprehensive income ("FVOCI"). The Company determines the classification of its financial assets at initial recognition.

a. **FVTPL**

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net profit or loss.

b. **Amortized cost**

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as FVTPL: (i) the objective of the Company's business model for these financial assets is to collect their contractual cash flows, and (ii) the asset's contractual cash flows represent "solely payments of principal and interest".

A provision is recorded when the estimated recoverable amount of the financial asset is lower than its carrying amount. At each reporting period, the Company assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

c. **Reclassifications**

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing its financial assets.

ii) **Derivative warrant liabilities**

Share warrants (not including compensation warrants) are considered a derivative as they are not indexed solely to the Company's own stock.

During the year ended August 31, 2021, the Company issued convertible debentures with detachable warrants for the Company's common shares. The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued. The warrants were initially recognized at fair value and subsequently measured at FVTPL.

The Company uses the Black-Scholes Option Pricing Model to estimate their fair values at each reporting date.

iii) **Agent warrants and financing warrants**

Warrants issued to agents in connection with equity financing are recorded at fair value and charged to share issuance costs associated with the offering with an offsetting credit to warrants reserve within shareholders' equity.

Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of common shares and the excess, if any, allocated to warrants.

iv) **Gold zero-cost collars**

On initial recognition, gold zero-cost collars are designated as derivative financial instruments and measured at FVTPL. Gold zero-cost collars are initially recognized at fair value and subsequently measured at FVTPL.

Transaction costs associated with financial instruments carried at FVTPL are expensed as incurred while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

The Company has classified and measured its financial instruments as described below:

- Amounts receivable and amounts payable and accrued liabilities are classified as and measured at amortized cost; and
- Cash, derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as FVTPL.

l) **Share-based payments**

Share-based payment transactions

The Company has a number of equity-settled share-based compensation plans under which the Company's directors, employees and consultants receive a portion of their remuneration in the form of equity instruments for services rendered. In certain cases, the Company settles statutory withholding tax obligations in cash, based on the value of the Company's common shares, when vested equity instruments are settled.

Where the value of goods or services received by the Company in exchange for equity instruments issued cannot be specifically measured, they are measured at fair value of the equity instrument granted. The Company's share-based compensation plans are comprised of the following:

i) **Stock options**

Share-based compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting period up to the vesting date. On exercise of the vested options, shares are issued from treasury.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

The grant-date fair value of stock options is estimated using the Black-Scholes Option Pricing Model and expensed on a straight-line basis using the graded vesting method over the vesting period. The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share-based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

ii) Restricted share units ("RSUs")

Each RSU has a value equal to one TRX Gold common share. RSUs generally vest in common shares of the Company. The after-tax value of the award is settled by issuance of common shares from treasury upon vesting.

The grant-date fair value of RSUs is measured using the market value of the underlying shares at the date of grant and expensed on a straight-line basis using the graded vesting method over the vesting period as a component of general and administrative expenses and cost of sales, depending on the grantee.

m) Revenue recognition

Revenue consists of proceeds received or expected to be received for the Company's principal products, gold and silver doré. Revenue is recognized when control of gold and silver passes to the buyer and when collectability is reasonably assured. Control passes to the buyer based on terms of the sales contract, usually upon delivery of the product to the buyer. Product pricing is determined under the sales agreements which are referenced against active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold. Gold and silver doré produced from Buckreef is sold at the prevailing spot market price based on London Fix Prices depending on the sales contract.

In addition to selling refined bullion at spot, the Company has a doré purchase agreement in place with a financial institution. Under the agreement, the Company has the option to sell up to 100% of the gold and silver contained in doré bars prior to the completion of refining by the third-party refiner. The Company has entered into an agreement with a third-party refiner and customer whereby the Company has provided irrevocable instructions to the refiner to transfer to the customer the refined ounces upon final processing outturn. Revenue is recognized when the Company delivers doré to the refiner and when payment of the purchase price for the purchased doré or bullion has been made in full by the customer. No judgement is involved in revenue recognition as revenue is recognized when payment has been sent by the customer and the product has been effectively delivered to the customer with no further involvement required of the Company.

In June 2025, the Company entered into a Gold Sale and Purchase Agreement with the Bank of Tanzania ("BOT") to allocate at least 20% of gold production for domestic smelting, refining, and trading within the country at market prices for an initial period of thirty-six months. Under the agreement, the Company provisionally sells and receives proceeds from 95% of the gold and silver contained in doré bars prior to completion of refining by the Tanzania refiner designated by the BOT. The remaining 5% of gold and silver contained in doré bars is sold upon final processing outturn. The selling price is fixed at the original date of sale. Differences between provisional sales and final sales amounts relate to assay differences between the Company's estimate and final processing outturn by the refiner. Revenue is recognized when the Company delivers doré to the refiner and when payment of the purchase price for the purchased doré or bullion has been made by the BOT. No judgement is involved in revenue recognition as revenue is recognized when payment has been sent by the customer and the product has been effectively delivered to the customer with no further involvement required of the Company.

n) Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding during the year includes vested common shares awards which have yet to be issued as little to no consideration is required to exercise. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding common share awards, stock options, RSUs and share purchase warrants in the weighted average number of common shares outstanding during the year, if dilutive.

o) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

p) New accounting pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below. The Company intends to adopt these standards when they become effective. Other standards and interpretations that are issued, but not yet effective, which are not expected to impact the Company have not been listed.

Presentation and Disclosure in Financial Statements (IFRS 18)

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* to replace IAS 1, *Presentation of Financial Statement*. IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently assessing the impact of the new standard.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the IASB issued amendments to IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures*. The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVOCI.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

4. **Material accounting judgments, estimates and assumptions**

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations and the determination of the economic viability of a project or mineral property.

a) **Exploration and evaluation assets and expenditures**

The application of the Company's accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

b) **Units-of-Production**

Management estimates recoverable ounces of gold in the LOM plan in determining the depreciation and amortization of certain mineral property, plant and equipment that is expected to be used for the duration of the mine life. This results in a depreciation charge proportional to the recovery of the anticipated ounces of gold. The life of the asset is assessed annually and considers its physical life limitations and present assessment of economically recoverable gold ounces of the mine property at which the asset is located. The calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable mineral reserves and measured and indicated mineral resources. Estimation of recoverable gold ounces is updated when new relevant information becomes available, and the results are prospectively applied to calculate depreciation for future periods. The Company's units of production calculations are based on recovered ounces of gold poured.

c) **Stripping Costs in the Production Phase of a Surface Mine**

Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset.

The Company identifies the separate components of the ore bodies for its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgement is required to identify and define these components, and also to determine the expected volumes of waste to be stripped and ore to be mined in each of these components. The assessment is based on the information available in the mine plan. The mine plans and, therefore, the identification of components, may change for a number of reasons as new information becomes available. These include, but are not limited to, the geographic location and geological characteristics of the ore body, and/or financial considerations.

Judgement is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset. Management estimates the cost of deferred stripping activities as the excess waste material moved above the average strip ratio to provide access to further quantities of ore that is expected to be mined in future periods.

Furthermore, judgements and estimates are also used to apply the units-of-production method in determining the depreciable lives of stripping activity assets.

d) **Provision for reclamation**

Management assesses its mine restoration and rehabilitation provision each reporting period. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of rehabilitation activities, technological changes, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management's best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the rehabilitation asset and liability.

e) **Impairment of Non-Current Assets**

Non-current assets are tested for impairment if there is an indicator of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset. Cash flows are discounted by an appropriate discount rate to determine the net present value. Management has assessed its CGUs as being all sources of mill feed through a central mill, which is the lowest level for which cash inflows are largely independent of other assets.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

f) Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related income tax assets and liabilities and the measurement of income tax expense and indirect taxes. This requires management to make estimates of future taxable profit or loss, and if actual results are significantly different than its estimates, the ability to realize any deferred tax assets or discharge deferred tax liabilities on the Company's consolidated statement of financial position could be impacted.

g) Valuation of share-based payments and financial instruments

The Company uses the Black-Scholes Option Pricing Model for valuation of stock options and derivative warrant liabilities. The Black-Scholes Option Pricing Model requires the input of subjective assumptions including the expected life of the instrument, expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate of the instrument and the Company's profit or loss and equity reserves.

5. Amounts receivable

	August 31, 2025	August 31, 2024
Receivable from precious metal sales	$ 20	$ -
Sales tax receivable [1]	7,246	5,144
Other	468	73
	7,734	5,217
Less: Long-term portion	(3,916)	(3,259)
Total amounts receivable	$ 3,818	$ 1,958

[1] Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the year ended August 31, 2025, the Company recovered $4.2 million (2024 - $3.6 million) of VAT from the TRA in cash or offsets against other taxes.

6. Prepayments and other assets

	August 31, 2025	August 31, 2024
Prepaid expenses and deposits	$ 1,019	$ 539
Deferred financing costs	218	707
Total prepayments and other assets	$ 1,237	$ 1,246

7. Inventories

	August 31, 2025	August 31, 2024
Ore stockpile	$ 9,088	$ 4,533
Gold in-circuit	988	837
Gold doré	11	55
Total precious metals inventories	10,087	5,425
Supplies	2,931	824
Total inventories	$ 13,018	$ 6,249

8. Mineral property, plant and equipment

	Exploration and evaluation expenditures[1]	Mineral properties	Processing plant and related infrastructure[2]	Machinery and equipment[3]	Right-of-use assets	Others[4]	Total
Cost							
As at August 31, 2023	$ 1,864	$ 41,202	$ 23,063	$ 1,624	$ 203	$ 148	$ 68,104
Additions	417	6,809	6,885	417	1,655	44	16,227
Adjustment to reclamation provision	-	150	-	-	-	-	150
Disposals	-	-	-	-	(137)	-	(137)
As at August 31, 2024	$ 2,281	$ 48,161	$ 29,948	$ 2,041	$ 1,721	$ 192	$ 84,344
Additions	913	4,839	4,562	1,003	3,326	161	14,804
Adjustment to reclamation provision	-	(82)	-	-	-	-	(82)
As at August 31, 2025	$ 3,194	$ 52,918	$ 34,510	$ 3,044	$ 5,047	$ 353	$ 99,066
Accumulated depreciation							
As at August 31, 2023	$ -	$ 899	$ 2,138	$ 828	$ 119	$ 61	$ 4,045
Depreciation	-	1,977	327	239	56	20	2,619
Disposals	-	-	-	-	(137)	-	(137)
As at August 31, 2024	$ -	$ 2,876	$ 2,465	$ 1,067	$ 38	$ 81	$ 6,527
Depreciation	-	3,267	458	442	858	21	5,046
As at August 31, 2025	$ -	$ 6,143	$ 2,923	$ 1,509	$ 896	$ 102	$ 11,573
Net book value							
As at August 31, 2024	$ 2,281	$ 45,285	$ 27,483	$ 974	$ 1,683	$ 111	$ 77,817
As at August 31, 2025	$ 3,194	$ 46,775	$ 31,587	$ 1,535	$ 4,151	$ 251	$ 87,493

[1] Represents exploration and evaluation expenditures related to the Anfield and Stamford Bridge deposits on the Buckreef property.
[2] Includes construction in progress of $3.7 million (2024 - $2.1 million).
[3] Includes automotive and computer equipment and software.
[4] Includes leasehold improvements.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

The continuity of expenditures for exploration and evaluation asset is as follows:

		Amount
As at August 31, 2023	$	**1,864**
Exploration expenditures:		
Geological consulting		4
Personnel costs		380
Trenching and drilling		31
Others		2
As at August 31, 2024	$	**2,281**
Exploration expenditures:		
Geological consulting		43
Personnel costs		459
Trenching and drilling		393
Others		18
As at August 31, 2025	$	**3,194**

As at August 31, 2025, the Company had contractual commitments for capital expenditures of $2.2 million (2024 - $0.2 million).

9. Income tax

The Company's provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income before income taxes as a result of the following:

	For the year ended August 31,	
	2025	2024
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	**26.5%**	26.5%
Statutory income tax rates applied to accounting income	$ **3,831** $	2,739
Increase (decrease) in provision for income taxes:		
Foreign tax rates different from statutory rate	**636**	518
Permanent differences and other items	**2,612**	993
Benefit of tax losses not recognized	**812**	2,576
Total provision for income taxes	$ **7,891** $	6,826

The enacted tax rates in Canada of 26.5% (2024 - 26.5%) and Tanzania of 30% (2024 - 30%) where the Company operates are applied in the tax provision calculation.

The provision for income taxes consists of the following:

	For the year ended August 31,	
	2025	2024
Current income taxes	$ **1,726** $	1,608
Deferred income taxes	**6,165**	5,218
Total provision for income taxes	$ **7,891** $	6,826

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

During the year ended August 31, 2025, the Company settled current income taxes of $2.5 million (2024 - $1.2 million) by cash payment of $1.0 million (2024 - $1.2 million) and VAT offset of $2.5 million (2024 - $nil).

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2025 and 2024 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Total
At August 31, 2023	$ (11,488) $	(11,488)
Charged to the consolidated statement of comprehensive income	(885)	(885)
At August 31, 2024	(12,373)	(12,373)
Charged to the consolidated statement of comprehensive income	(3,689)	(3,689)
At August 31, 2025	$ **(16,062)** $	**(16,062)**

Deferred Income Tax Assets	Non-capital losses	Total
At August 31, 2023	$ 7,201 $	7,201
Charged to the consolidated statement of comprehensive income	(4,333)	(4,333)
At August 31, 2024	2,868	2,868
Charged to the consolidated statement of comprehensive income	(2,476)	(2,476)
At August 31, 2025	$ **392** $	**392**

Net deferred tax assets (liabilities)		
At August 31, 2024	$ (9,505) $	(9,505)
At August 31, 2025	$ **(15,670)** $	**(15,670)**

The carrying value of Buckreef's Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carry-forwards resulted in a deferred tax liability.

The following temporary differences have not been recognized in the Company's consolidated financial statements:

	August 31, 2025	August 31, 2024
Non-capital losses	$ 97,877 $	93,678
Property, plant and equipment	130	107
Financing costs	442	827
Total unrecognized temporary differences	$ **98,449** $	94,612

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

At August 31, 2025, non-capital losses include $48.0 million expiring between 2026 to 2045 (2024: $48.7 million expiring between 2026 to 2044) in Canada and $48.0 million (2024: $45.0 million) with no expiry date in Tanzania that may be used to offset against future taxable income in their respective jurisdictions. The maximum amount of tax losses that a business can utilize in Tanzania is 60% (2024: 60%) of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef's current income tax is calculated at an effective tax rate of 12% (2024: 12%) until Buckreef's tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

At August 31, 2025, $nil (2024: $nil) was recognized as a deferred tax liability for taxes that would be payable on the unremitted earnings the Company's subsidiaries as the Company's subsidiaries have a deficit.

10. Deferred revenue

In 2022, the Company entered into a prepaid Gold Doré Purchase Agreement ("OCIM Agreement") with OCIM Metals and Mining S.A. During the year ended August 31, 2025, the Company drew $0.5 million (2024 - $2.5 million) in exchange for delivering 204 ounces of gold (2024 - 1,369 ounces of gold) under the OCIM Agreement.

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. ("Auramet Gold Prepayment Facility") through which Buckreef may, at its discretion, sell up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated.

The Agreement has been accounted for as a contract in accordance with IFRS 15, *Revenue from Contracts with Customers*. As the total amount paid up-front by OCIM and Auramet for the future deliveries of gold differs from the stand-alone selling price of the gold, the Company concluded the OCIM Agreement and Auramet Gold Prepayment Facility contains a significant financing component ("SFC"). Gold deliveries due in connection with the up-front payment are recorded in revenue based on the gold spot price originally established at the time of each advance, being the estimated stand- alone selling price of gold deliveries as determined at inception (after separating the SFC). The outstanding deferred revenue liability will accrue interest reflecting the cost of financing.

		Amount
As at August 31, 2023	$	1,727
Drawdown		2,500
Accretion of deferred revenue (Notes 21 and 26)		474
Revenue recognized		(3,048)
As at August 31, 2024	$	1,653
Drawdown		29,731
Accretion of deferred revenue (Notes 21 and 26)		281
Revenue recognized		(28,257)
As at August 31, 2025	$	3,408

As at August 31, 2025, the Company had 1,000 gold ounces outstanding under the Auramet Gold Prepayment Facility. On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold for three months.

11. Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company's lease liabilities primarily comprise of leases for 16 pieces of equipment for use in Buckreef's mining operations.

The carrying amounts of lease liabilities and movements during the year were:

		Amount
As at August 31, 2023	$	101
Additions		1,311
Accretion of lease liabilities (Notes 21 and 26)		3
Lease payments		(72)
As at August 31, 2024	$	1,343
Additions		2,344
Accretion of lease liabilities (Notes 21 and 26)		351
Lease payments		(1,229)
Foreign exchange gain		(2)
As at August 31, 2025	$	2,807

	August 31, 2025		August 31, 2024
Current portion of lease liabilities	$ 1,201	$	401
Lease liabilities	1,606		942
Balance at end of year	$ 2,807	$	1,343

The following amounts are recognized in the statement of income and comprehensive income:

	For the year ended August 31,		
	2025		2024
Depreciation expense for right-of-use assets (Note 8)	$ 858	$	56
Accretion of lease liabilities (Notes 21 and 26)	351		3
Total amount	$ 1,209	$	59

As at August 31, 2025, the Company's had the following lease commitments:

		Amount
Not later than one month	$	139
Later than one month and not later than three months		246
Later than three months and not later than one year		1,110
Later than one year and not later than five years		1,694
Total undiscounted lease commitments	$	3,189

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

As at August 31, 2025, the carrying value of right-of-use assets amounted to $4.2 million (2024 - $1.7 million). Equipment under lease contracts are depreciated over their useful lives as the purchase price at the end of the lease term is immaterial.

12. Derivative financial instrument liabilities

	August 31, 2025	August 31, 2024
Derivative warrant liabilities	$ 1,011	$ 2,273
Total derivative financial instrument liabilities	$ 1,011	$ 2,273

a) Derivative warrant liabilities

	Amount
As at August 31, 2023	$ 3,544
Change in fair value (Note 26)	(1,271)
As at August 31, 2024	$ 2,273
Change in fair value (Note 26)	(1,262)
As at August 31, 2025	$ 1,011

Derivative warrant liabilities of $1.0 million will only be settled by issuing equity of the Company.

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	August 31, 2025	August 31, 2024
Share price	$0.37	$0.39
Risk-free interest rate	3.70% - 4.01%	3.82% - 4.13%
Dividend yield	0%	0%
Expected volatility	42% - 44%	47% - 49%
Remaining term (in years)	0.5 – 1.4	1.5 – 2.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the year ended August 31, 2025 would increase or decrease by:

	August 31, 2025	
10% change in expected volatilities	Increase	Decrease
(Loss) income	$ (331)	$ 318

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

b) Gold zero-cost collars

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively.

During the year ended August 31, 2025, gold zero-cost collar contracts for a total of nil gold ounces (2024 – 1,200 gold ounces) expired unexercised and nil gold ounces (2024 – 1,800 gold ounces) were exercised. As at August 31, 2025 and 2024, no gold zero-cost collar contracts were outstanding. For the year ended August 31, 2025, realized losses on exercised contracts amounted to $nil (2024 - $0.2 million).

13. Provision for reclamation

The Company's reclamation and closure obligations relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation of the provision for reclamation is as follows:

	For the year ended August 31,	
	2025	2024
Balance at beginning of year	$ 1,091	$ 833
(Decrease) increase in estimate for provision for reclamation	(240)	486
Change in discount rate	159	(336)
Accretion of provision for reclamation (Notes 21 and 26)	141	108
Total amount	$ 1,151	$ 1,091

The provision for reclamation was estimated using the following inputs and assumptions:

a) Total undiscounted amount of future reclamation costs was estimated to be $6.9 million (2024 – $5.7 million).
b) Risk-free rate of 14% (2024 – 15%).
c) Inflation rate of 4% (2024 – 4%).
d) Weighted average expected timing of cash outflows of 19 years (2024 – 17 years).

14. Earnings (loss) per share

	For the year ended August 31,	
	2025	2024
Net income (loss) attributable to shareholders	$ 687	$ (470)
Weighted average number of common shares for basic EPS[1]	293,173,165	289,618,686
Effect of dilutive stock options, warrants, RSUs and share awards	2,104,458	-
Weighted average number of common shares for diluted EPS[1]	295,277,623	289,618,686

[1] The weighted average number of common shares for basic and diluted EPS include the effect of 9.6 million gross number of vested, but unissued, common shares relating to common share awards and RSUs.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

For the year ended August 31, 2025, the weighted average number of common shares for diluted EPS excluded 10.5 million stock options and 36.2 million warrants that were anti-dilutive for the period (2024: 15.4 million stock options, 1.5 million RSUs, and 36.2 million warrants).

15. Share Capital

The Company's authorized capital stock includes an unlimited number of common shares having no par value and preferred shares issuable in series (issued - nil).

16. Share-based payments reserve

	For the year ended August 31,	
	2025	**2024**
Balance at beginning of year	$ **9,151**	$ 8,807
Share-based compensation expense	**2,461**	2,018
Transfer on exercise of options and other share-based awards	**(2,834)**	(1,674)
Balance at end of year	$ **8,778**	$ 9,151

Omnibus Equity Incentive Plan

The Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the "Omnibus Plan"), which was approved by the shareholders on August 16, 2019. The Omnibus Plan was subsequently updated and approved by the shareholders on February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the "Omnibus Plan Awards").

The Omnibus Plan provides for the grant of other share-based awards to participants ("Other Share-Based Awards"), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense for the year ended August 31, 2025 totaled $2.5 million (2024: $2.0 million).

As at August 31, 2025, the Company had 6,742,580 (August 31, 2024 – 5,997,632) share awards available for issuance under the Omnibus Equity Incentive Plan.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

a) Stock options

Canadian Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024 and August 31, 2023	**4,986,000**	**CAD $0.41**
Options exercised[1]	(562,000)	CAD $0.42
Balance – August 31, 2025	**4,424,000**	**CAD $0.41**

[1] The weighted average share price at the time of the option exercise was C$0.53.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

	Number of options			Remaining contractual
Exercise price	**Outstanding**	**Exercisable**	**Expiry date**	**life (years)**
C$0.40	2,259,000	2,259,000	October 11, 2026	1.1
C$0.43	2,065,000	2,065,000	September 29, 2026	1.1
C$0.35	100,000	100,000	January 2, 2027	1.3
C$0.41[1]	**4,424,000**	**4,424,000**		**1.1**[1]

[1] Total represents weighted average.

US Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024 and August 31, 2023	**10,450,000**	**$0.49**
Options granted	2,600,000	$0.36
Options forfeited	(2,550,000)	$0.49
Balance – August 31, 2025	**10,500,000**	**$0.45**

Options to purchase common shares carry exercise prices and terms to maturity as follows:

	Number of options		Expiry	Remaining contractual
Exercise price	**Outstanding**	**Exercisable**	**date**	**life (years)**
USD $0.50	5,500,000	4,400,000	August 17, 2027	2.0
USD $0.45	2,400,000	1,440,000	August 28, 2028	3.0
USD $0.36	2,600,000	520,000	December 24, 2029	4.3
USD $0.45[1]	**10,500,000**	**6,360,000**		**2.8**[1]

[1] Total represents weighted average.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

The grant date fair value of options was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	For the year ended August 31, 2025
Grant-date share price	$0.30
Weighted average grant-date fair value	$0.15
Exercise price	$0.36
Risk-free interest rates	4.38%
Expected life of stock options (in years)[1]	5.0
Expected volatility of share price[2]	60%
Expected dividend yield	0%

[1] The expected life of stock options granted is derived from the remaining contractual term.
[2] The Company uses historical volatility to estimate the expected volatility of the Company's share price.

For the year ended August 31, 2025, share-based payment expenses related to stock options totaled $0.5 million (2024 – $0.7 million).

b) Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

	Number of RSUs
Balance – August 31, 2023	**3,473,077**
Granted	57,432
Exercised	(2,032,124)
Balance – August 31, 2024	**1,498,385**
Granted	7,102,103
Forfeited	(640,074)
Exercised	(2,552,488)
Balance – August 31, 2025	**5,407,926**

The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares are distributed, less any amount due for taxes, to settle the obligation.

For the year ended August 31, 2025, share-based payment expenses related to RSUs totaled $1.5 million (2024 - $1.0 million).

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

17. Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2023	**38,968,037**	**$0.68**	**2.8**
Warrants expired	(2,777,268)	$1.50	
Balance – August 31, 2024	**36,190,769**	**$0.62**	**1.9**
Balance – August 31, 2025	**36,190,769**	**$0.62**	**0.9**

As at August 31, 2025, the following warrants were outstanding:

	Number of warrants	Exercise price	Expiry date
Private placement financing warrants – February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants – February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance – August 31, 2025	**36,190,769**	**$0.62**[1]	

[1] Total represents weighted average.

18. Non-controlling interest

The changes to non-controlling interest are as follows:

	For the year ended August 31,	
	2025	2024
Balance at beginning of year	$ 11,136	$ 7,156
Non-controlling interest's 45% share of Buckreef's comprehensive income	5,879	3,980
Balance at end of year	**$ 17,015**	**$ 11,136**

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

Summarized financial information for Buckreef is disclosed below:

	For the year ended August 31,			
Income Statement		**2025**		2024
Revenue	$	**57,613**	$	40,948
Depreciation		**3,791**		2,195
Accretion expense		**829**		584
Income tax expense		**7,891**		6,826
Comprehensive income for the year		**13,065**		8,845

	August 31, 2025		August 31, 2024
Statement of Financial Position			
Current assets	$	**21,223** $	11,297
Non-current assets		**89,368**	78,952
Current liabilities		**(21,398)**	(16,973)
Non-current liabilities		**(18,428)**	(11,528)
Advances from parent, net		**(26,567)**	(30,210)

	For the year ended August 31,			
Statement of Cash Flows		**2025**		2024
Cash provided by operating activities	$	**20,241**	$	20,191
Cash used in investing activities		**(14,310)**		(13,813)
Cash used in financing activities		**(4,896)**		(6,167)

19. Related party transactions

The Company's key management personnel consist of its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice President, Tanzania and directors of the Company. Related parties include the key management personnel, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of key management personnel of the Company was as follows:

	For the year ended August 31,			
Key management personnel		**2025**		2024
Remuneration	$	**2,228**	$	1,766
Share-based compensation expense		**1,815**		1,332
Total key management personnel	$	**4,043**	$	3,098

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

During the year ended August 31, 2025, the Company granted stock options and RSUs to key management personnel and directors as part of the Omnibus Equity Incentive Plan (Note 16) in the aggregate of:

a) 2.4 million stock options having a value of $0.4 million on the grant date; and
b) 4.5 million RSUs having a value of $1.3 million on the grant date.

During the year ended August 31, 2025, $0.5 million for stock options granted to key management personnel was expensed (2024 - $0.7 million) and $1.0 million for RSUs granted to directors and key management personnel was expensed (2024 - $0.4 million).

During the year ended August 31, 2025, the Company granted common shares upon hiring key management personnel in the aggregate of:

a) Common shares vesting six months after the start date having a fair market value of $0.2 million; and
b) Common shares on the first anniversary of the start date having a fair market value of $0.2 million.

During the year ended August 31, 2025, $0.3 million related to common share awards granted to directors and key management personnel pursuant to their employment contracts was expensed (2024 - $0.2 million).

As of August 31, 2025, 6.9 million common shares vested from share-based compensation have yet to be issued.

During the year ended August 31, 2025, Buckreef recognized expenses of $0.4 million (2024: $0.4 million) related to loans provided by its parent.

20. General and administrative expenses

		For the year ended August 31,		
		2025		2024
Directors' fees (Note 19)	$	**343**	$	267
Insurance		**231**		313
Office and general		**216**		276
Shareholder information		**675**		452
Professional fees		**606**		600
Salaries and benefits (Note 19)		**2,722**		2,338
Consulting		**645**		614
Share-based compensation expense (Notes 16 and 19)		**2,247**		1,743
Travel and accommodation		**193**		189
Depreciation		**56**		65
Other		**18**		32
Total general and administrative expenses	$	**7,952**	$	6,889

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

21. Interest and other expenses

	For the year ended August 31,	
	2025	2024
Accretion of provision for reclamation (Notes 13 and 26)	$ **141**	$ 108
Accretion of lease liabilities (Notes 11 and 26)	**351**	3
Accretion of deferred revenue (Notes 10 and 26)	**281**	474
Interest on borrowings	**43**	-
Financing costs expensed (Note 26)	**968**	-
VAT written-off (Notes 5 and 26)	**115**	581
Other	**461**	845
Total interest and other expenses	$ **2,360**	$ 2,011

22. Management of capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its operations, processing plant expansion, execution of its LOM plan, to obtain corporate and administrative functions necessary to support organizational functioning, and to obtain sufficient funding to further the identification and development of precious metals deposits.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders' equity. In order to carry out planned expansion and exploration activities and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2025. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders' equity, which is comprised of share capital, reserves, and accumulated deficit, which as at August 31, 2025 totaled $57.3 million (2024 - $54.9 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are historically secured through equity capital raised by way of private placements; however, debt and other financing alternatives may be utilized as well. For the year ended August 31, 2025, the Company obtained a credit facility for $9.0 million (Note 27). There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

23. Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company's financial instruments as at August 31, 2025 and 2024:

	August 31, 2025	August 31, 2024
Financial Assets		
Measured at amortized cost		
Amounts receivable	$ **3,818**	$ 1,958
Measured at fair value through profit or loss		
Cash	**7,770**	8,331

	August 31, 2025	August 31, 2024
Financial Liabilities		
Measured at amortized cost		
Amounts payables and accrued liabilities	**18,164**	15,545
Measured at fair value through profit or loss		
Derivative financial instrument liabilities	**1,011**	2,273

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company's amounts receivable and amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
- Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at August 31, 2025 and 2024, cash was classified as Level 1 and derivative financial instruments (Note 12) were classified as Level 3 under the fair value hierarchy.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash balances at banks and amounts receivable. The carrying value of those accounts represent the Company's maximum exposure to credit risk.

The Company does not have any significant credit risk exposure as cash is held with multi-national financial institutions with limited credit risk. The Company does not have significant credit risk exposure on accounts receivable as gold sales are executed with an established gold metal merchant with access to significant credit lines or the central bank of Tanzania. The majority of gold production is sold into the spot market or prepaid by the counterparty.

The Company has not recorded an impairment or allowance for credit risk as at August 31, 2025 and 2024.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2025, the Company had current assets of $25.8 million, including cash of $7.8 million, and current liabilities of $24.5 million. The Company's current assets exceeded its current liabilities by $1.3 million. Within working capital, current liabilities include $1.0 million in derivative liabilities which will only be settled by issuing equity of the Company. As at August 31, 2025, the Company also had access to a $5.0 million overdraft facility (Note 27) to support working capital requirements. Further funding may be required for working capital purposes and to finance the Company's exploration program, process plant expansion or execution of its LOM plan.

Foreign currency risks

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has operations in Canada, the United States of America and Tanzania and holds cash mainly in CAD, USD and Tanzanian Shillings ("TZS"). A significant change in the currency exchange rates between USD relative to CAD and TZS could have an effect on the Company's results of operations, financial position or cash flows. As at August 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates.

The carrying amounts of the Company's foreign currency denominated monetary assets and liabilities are as follows:

	August 31, 2025	August 31, 2024
Monetary Assets		
CAD	$ 499	$ 621
TZS	8,322	5,543

	August 31, 2025	August 31, 2024
Monetary Liabilities		
CAD	$ 891	$ 893
TZS	30,555	23,172

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If the USD had appreciated by 10% against the CAD and TZS, monetary financial assets and financial liabilities as at August 31, 2025 and 2024 would increase or decrease by:

	August 31, 2025	August 31, 2024
Financial Assets		
CAD	$ (50)	$ (62)
TZS	(832)	(554)

	August 31, 2025	August 31, 2024
Financial Liabilities		
CAD	$ 89	$ 89
TZS	3,056	2,310

24. Segmented information

Operating segments

The Company's Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the consolidated financial statements represent this single reporting segment. The Company's corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, *Operating Segments*.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company's geographic locations are as follows:

	For the year ended August 31,	
Revenue	2025	2024
Tanzania	$ 57,613	$ 41,158
Total revenue	$ 57,613	$ 41,158

During the year ended August 31, 2025, the Company recognized 10% or more of total revenue from two customers (2024 – one) who contributed $48.2 million (2024 – $38.1 million) and $7.1 million (2024 – $nil).

	August 31, 2025	August 31, 2024
Non-current assets		
Canada	$ 12	$ 36
Tanzania	91,397	81,040
Total non-current assets	$ 91,409	$ 81,076

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

25. Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2025 and 2024, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company's financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at August 31, 2025 and 2024.

26. Non-cash items

	For the year ended August 31,	
	2025	2024
Depreciation	$ 3,847	$ 2,260
Change in fair value of derivative financial instruments (Note 12)	(1,262)	(1,271)
Share-based compensation expense (Note 16)	2,461	2,026
Accretion of provision for reclamation (Notes 13 and 21)	141	108
Deferred income tax expense (Note 9)	6,165	5,218
Accretion of lease liabilities (Notes 11 and 21)	351	3
Deferred revenue (Note 10)	1,474	(548)
Accretion of deferred revenue (Notes 10 and 21)	281	474
Foreign exchange losses	69	275
VAT written-off (Notes 5 and 21)	115	581
Financing costs expensed (Note 21)	968	-
Total non-cash items	**$ 14,610**	**$ 9,126**

For the year ended August 31, 2025, a decrease in amounts payable and accrued liabilities of $1.2 million (2024 – increase of $1.2 million) was related to purchase of mineral property, plant and equipment.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2025 and 2024
(Expressed in Thousands of US dollars, except for share and per share amounts)

27. Borrowings

On December 5, 2024, Buckreef entered into a secured debt facility with Stanbic Bank Tanzania Limited ("Stanbic Facility"). The Stanbic Facility consists of a $5.0 million overdraft facility ("Overdraft Facility") to support working capital requirements and $4.0 million vehicle and asset financing facility ("VAF Facility") for purchase of machinery, equipment and vehicles for expansion of the processing plant. The Stanbic Facility is secured by all Buckreef assets, including the Special Mining License, in favour of Stanbic up to the facility limits.

The Overdraft Facility bears interest at the United States Federal Funds Target Rate Midpoint plus a margin within a range of 4.10% to 4.13% with a floor rate of 9.5%, payable on a monthly basis. The Overdraft Facility is repayable on demand with a maximum tenor of twelve months.

The VAF Facility bears interest at the three-month Secured Overnight Financing Rate plus a margin within a range of 4.10% to 4.9% with a floor rate of 9.5%, payable on a monthly basis. Principal repayments on the VAF Facility is generally repayable equally over 36 months from the date of drawdown.

As at August 31, 2025, the Stanbic Facility was undrawn.

In September 2025, the credit limits under the Stanbic Facility was amended to $4.0 million for the overdraft and short-term revolving credit facility and $5.0 million for the VAF Facility.

Disclosure and Cautionary Statements

Disclosure and Cautionary Statement Regarding Forward Looking Information

This Annual Report contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation.

Forward-looking statements relate to future events or future performance and reflect TRX Gold management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the timing and amount of estimated future production, anticipated capital and exploration expenditures, the estimation of Mineral Resources and Mineral Reserves, the realization of Mineral Resource and Mineral Reserve estimates, success of exploration and development activities, costs of production, capital expenditures; continued operating cash flow, expansion of its process plant, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, currency exchange rates, government regulation of mining operations, environmental risks, the timing of obtaining permits and licences, the Company's ability to comply with environmental, health and safety laws, the availability of financing, the performance of joint venture partners, and the completion of projects on time and within budget. Forward-looking statements are frequently, but not always, identifiable by the use of the words such as "may", "will", "should", "continue", "expects", "anticipates", "believes", "plans", "projects", "hopes", "intends", "estimate", "potential", "possible" or the negative of these words or other variations on these words or comparable terminology. All such forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such risks and other factors may include, but are not limited to: fluctuations in the spot and forward price of gold or certain other commodities; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company's title to properties.

Investors are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this Annual Report or incorporated by reference herein, except as otherwise required by law. For additional information with respect to risks, uncertainties and assumptions, please refer to the Company's most recent Annual Information Form filed with the Canadian securities regulators on SEDAR+ (www.sedarplus.ca) and the Company's most recent Annual Report on Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov , as well as subsequent filings.

Note to United States Investors

US investors are advised that the mineral resources and mineral reserves estimated and disclosed in this presentation have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2025, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. This Annual Report has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning the Company's mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the "SEC") set forth in the SEC's rules. Accordingly, information concerning descriptions of mineralization and other technical information contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. In particular, this Annual Report uses the terms "Measured Resources", "Indicated Resources" and "Inferred Resources". United States investors are advised that while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Pursuant to Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.

Endnotes
Non-IFRS Performance Measures

The Company has included certain non-IFRS measures in this report. The following non-IFRS measures should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2025 filed on SEDAR+ and with the Securities and Exchange Commission ("SEC"), and included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2025. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company's profile at www.sedarplus.ca and the Company's filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers' reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Contact

Directors

STEPHEN MULLOWNEY
Chief Executive Officer,
Non-Independent

SHUBO RAKHIT
Chairman,
Independent

DR NORMAN BETTS
Independent

RICHARD J. STEINBERG
Independent

Executive Team

STEPHEN MULLOWNEY
Chief Executive Officer

RICHARD BOFFEY
Chief Operating Officer

MICHAEL P. LEONARD
Chief Financial Officer

ISAAC BISANSABA
Manager of Technical Services,
Buckreef Gold

GASTON MJWAHUZI
General Manager,
Buckreef Gold

KHALAF RASHID
Senior VP, Tanzania

Corporate Offices

TRX Gold Corporation
Suite 403, 277 Lakeshore Road East
Oakville, Ontario, L6J 6J3

Email: ir@trxgold.com
Website: www.trxgold.com

Transfer Agent

Odyssey Trust Company
350-409 Granville Street
Vancouver BC | V6C 1T2

Auditors

Dale, Matheson, Carr–Hilton, Labonte LLP.
1500-1140 West Pender Street,
Vancouver, BC, V6E 4G1

Shareholder Contacts

Shareholders are welcome to contact the Investor Relations Department for general information on the Company at IR@TRXgold.com . For more information on matters such as share certificates, transfers, and change of address, inquiries should be directed to the Company's Transfer Agent at shareholders@odysseytrust.com .

Stock Exchange Listings

Toronto Stock Exchange (TSX): TRX
NYSE American: TRX

Fiscal Year End: August 31

Annual General Meeting

The Annual General Meeting of Shareholders will be held on February 28, 2026.

Details regarding the meeting, including date, time, and location, will be provided in the Management Information Circular mailed to shareholders and filed on SEDAR+ and with the SEC in advance of the meeting.

End of Annual Report

This Annual Report is dated February 27, 2026 and is based on information available to management as of that date.



NYSE American: TRX
Toronto Stock Exchange: TRX
www.trxgold.com